Exhibit 2.29

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as **. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

ASSET PURCHASE AGREEMENT

between

INTERSIL CORPORATION

and

GLOBESPANVIRATA, INC.

Dated July 15, 2003

**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

List of Schedules

1.1(a)	[Intentionally Omitted]

1.1(b)	“Knowledge of Purchaser” Executives

1.1(c)	“Knowledge of Seller” Executives

1.1(d)	Permitted Encumbrances

1.1(e)	Accrued Liability Exception

2.3(r)	Excluded Assets

2.4	Assumed Liabilities

2.9	Accounting Principles, Practices, Methodologies and Policies 3.1(b)(vii) Consents Authorizations and Approvals

5.5	Seller Consents and Approvals

5.6	Material Changes

5.7	Seller Litigation

5.8	Compliance with Laws

5.9	Environmental Matters

5.10	Material Contracts

5.11	Intellectual Property

5.12	Assets

5.15	Financial Information

5.16	Taxes

5.17	Employee Benefits

5.18	Collective Bargaining; Employee Matters

5.19	Brokers of Seller

6.4	Non-Contravention

6.8	Purchaser Consents and Approvals

6.12	Brokers of Purchaser

6.13	Benefits of Affected Employees

7.2	Conduct of Business

7.5(a)	Employees

List of Exhibits

3.1(b)(ii)	Form of Bill of Sale
3.1(b)(iii)	Form of Assignment and Assumption Agreement
3.1(b)(iv)	Form of Intellectual Property Assignment and License Agreement
3.1(b)(v)	Form of Transition Services Agreement

v

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is made and entered into the 15th day of July, 2003 between Intersil Corporation, a Delaware corporation (“Seller”), and GlobespanVirata, Inc., a Delaware corporation (“Purchaser”). Seller and Purchaser are individually referred to as a “Party” and collectively as the “Parties.”

Background

A. Seller is engaged in the Business (as defined below).

B. Seller and its Affiliates own the Conveyed Assets (as defined below).

C. The Parties desire that Seller and its Affiliates shall sell and transfer to Purchaser and Purchaser shall purchase from Seller and its Affiliates all of the Conveyed Assets and assume all of the Assumed Liabilities (as defined below), upon the terms and conditions set forth herein.

Terms

In consideration of the premises and the mutual covenants and undertakings contained herein, subject to and on the terms and conditions herein set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounts Receivable” shall mean all of the Business’s trade and other accounts receivable as of the Closing Date.

“Acquired Companies” shall mean SiCom, No Wires Needed, Choice- Intersil and Intersil BV.

“Affected Employee” shall mean an Employee who shall accept an offer of employment or offer of continuation of employment by Purchaser on or prior to the Closing Date pursuant to Section 7.5 (or with respect to an Employee subject to Section 7.5(f), after the Closing Date).

“Affiliate” shall mean, with respect to any Person, any other person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made.

“**” shall have the meaning set forth in Section 7.17(a).

**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

“Agreement” shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocation” shall have the meaning set forth in Section 2.7.

“Allocation Arbiter” shall have the meaning set forth in Section 2.7.

“Asset Allocation” shall have the meaning set forth in Section 2.7.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 3.1(b).

“Assumed Contracts” shall have the meaning set forth in Section 2.1(c).

“Assumed Liabilities” shall have the meaning set forth in Section 2.4

“Audited Financials” shall have the meaning set forth in Section 5.15.

“Basket Amount” shall have the meaning set forth in Section 5.15.

“Bill of Sale” shall have the meaning set forth in Section 3.1(b).

“Business” shall mean Seller’s development, production, manufacture, have-manufacture, marketing and/or sale of IEEE802.11, IEEE802.15, IEEE802.16, ultra wide-band wireless networking and IEEE802 legacy wireless local area networking products and services.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

“Business Employee Plan” shall have the meaning set forth in Section 5.17(a).

“Cash Consideration” shall have the meaning set forth in Section 2.6.

“Cash Equivalents” shall mean checks, money orders, marketable or other securities, short-term instruments and other cash equivalents, demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any United States Governmental Authority.

“Choice-Intersil” shall mean Choice-Intersil Microsystems, Inc., a Kansas corporation.

“Claim Notice” shall have the meaning set forth in Section 8.3(a).

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall have the meaning set forth in Section 3.1(a).

“Closing Date Balance Sheet” shall have the meaning set forth in Section 2.9(a).

“Closing Date Working Capital” shall have the meaning set forth in Section 2.9(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commissions” shall have the meaning set forth in Section 4.1(d).

“Competing Business” shall have the meaning set forth in Section 7.10(a).

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated May 21, 2003, between Seller and Purchaser.

“Confidential Information” shall have the meaning set forth in Section 7.10(c).

“Contractual Obligation” shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, promise, undertaking, arrangement or understanding, whether written or oral and whether express or implied, or other document or instrument (including any document or instrument evidencing or otherwise relating to any debt) to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Conveyance Taxes” shall have the meaning set forth in Section 7.14.

“Conveyed Assets” shall have the meaning set forth in Section 2.1, it being understood that the Conveyed Assets do not include the Excluded Assets.

“Covered Employees” shall have the meaning set forth in Section 7.5(e).

“Disposition” shall have the meaning set forth in Section 7.19.

“Effective Time” shall have the meaning set forth in Section 7.5(a).

“Employee” shall mean any individual who as of the Closing Date, (i) shall be (or in the case of clause (ii)(C) below, is scheduled to become) an employee of Seller or its Affiliates, whether located inside or outside the United States, who, in Seller’s reasonable judgment, primarily performs (or will, on commencing work, primarily perform) services on behalf of the Business and (ii) either (A) shall have been employed and at work on the Closing Date, or (B) shall have been absent on the Closing Date because of illness or on short-term disability (including maternity disability), workers’ compensation, vacation, parental leave of absence, or other absence or leave of absence consistent with Seller’s policies, practices and procedures in effect at the time such absence or leave commenced, or (C) shall have received an offer of employment with the Business in the ordinary course of business on or prior to the Closing Date, but shall have not yet rendered any services as an employee of the Business as of the Closing Date.

“Environmental Law” shall mean any Law relating to the protection of the environment, including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, recycling, release or disposal of Hazardous Substances.

“Environmental Permits” shall mean a Governmental Authorization held by Seller pursuant to an Environmental Law.

“Equipment” shall have the meaning set forth in Section 2.1(a).

“Equipment Leases” shall have the meaning set forth in Section 2.1(a).

“Equity Consideration” shall have the meaning set forth in Section 2.6.

“Equity Interests” shall mean (a) any capital stock, convertible security, share, partnership or membership interest, unit of participation or other interest (however designated and contingent or otherwise) in any Person and (b) any option, warrant, purchase right, exchange rights or other Contractual Obligation which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 5.17(c).

“Excluded Assets” shall have the meaning set forth in Section 2.3.

“Expatriate Offense” shall have the meaning set forth in Section 7.5(f).

“Financial Information” shall have the meaning set forth in Section 5.15.

“GAAP” shall mean generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Authority” shall mean any supranational, national, federal, state or local judicial, legislative, executive or regulatory authority.

“Governmental Authorizations” shall mean all licenses, permits, certificates and other authorizations and approvals required to carry on the Business as conducted as of the date of this Agreement under the applicable laws, ordinances or regulations of any Governmental Authority.

“Hazardous Substances” shall have the meaning set forth in Section 5.9.

“Hearing” shall have the meaning set forth in Section 4.1(d).

“Hearing Notice” shall have the meaning set forth in Section 7.15(a).

“Hearing Request” shall have the meaning set forth in Section 7.15(c).

“Higher Price” shall mean $10.0625 per share.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. “Indemnified Party” shall mean any party entitled to indemnification pursuant to Article VIII.

“Indemnifying Party” shall mean any party required to indemnify another party pursuant to Article VIII.

“Independent Expert” shall have the meaning set forth in Section 2.9(b).

“Intellectual Property” shall mean (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, and whether or not under design or development, invention disclosures, improvements, confidential and proprietary information, know-how and technology, (ii) national and multinational statutory invention registrations, Patents and all improvements to the inventions disclosed in each such registration, or Patent, (iii) trademarks, service marks, trade dress, logos, slogans, domain names, internet addresses, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration or renewals of the foregoing and all goodwill associated therewith, (iv) copyrights (whether or not registered) and registrations and applications for registration or renewals thereof in the United States and all other nations throughout the world, including all works, derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (v) mask works and registrations and applications for registration or renewals thereof in the United States and all other nations throughout the world, (vi) computer software (including source code, object code, firmware, operating systems, development tools, files, records, specifications and all media on which any of the foregoing is recorded, except for any of Seller’s servers not primarily related to the Business), (vii) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and technology and know-how (including manufacturing and production processes and techniques, research and development information, patterns, drawings, blueprints, bills of materials, specifications, products in development, processes, applications, and circuits), (viii) industrial designs (whether or not registered), (ix) databases and data collections and all rights therein throughout the world; (x) copies and tangible embodiments of any of the foregoing, in whatever form or medium (including electronic media), (xi) all rights to obtain and rights to apply for Patents, and to register trademarks and copyrights, (xii) all rights in all of the foregoing provided by treaties, conventions and common law, (xiii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing, and (xiv) licenses of any of the foregoing.

“Intersil Americas” shall mean Intersil Americas, Inc., a Delaware corporation.

“Interim Financials” shall have the meaning set forth in Section 5.15.

“Intersil BV” shall mean Intersil B.V., an entity organized under the laws of The Netherlands and its subsidiaries in The Netherlands.

“Inventories” shall mean all inventory of the Business held for resale by the Business and all raw materials, work in process, finished products, shipments in transit, wrapping and supply and packaging items used or held for use in the Business, including, without limitation, consigned inventory and inventory of the Business held by customers of the Business.

“IP Agreement” shall have the meaning set forth in Section 3.1(b).

“IRS” shall mean the Internal Revenue Service of the United States or any successor agency.

“Knowledge of Purchaser” shall mean the actual knowledge of the executives of Purchaser set forth on Schedule 1.1(b).

“Knowledge of Seller” shall mean the actual knowledge of the executives of Seller set forth on Schedule 1.1(c).

“Laws” shall include any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, injunction, judgment or decree.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any lien, security interest, mortgage, charge or similar encumbrance; provided, however, that such term shall not mean any license.

“Litigation Expenses” shall have the meaning set forth in Section 7.17(f).

“Loss” or “Losses” shall have the meaning set forth in Section 8.2(a).

“Lower Price” shall mean $7.4375 per share.

“Material Adverse Effect” shall mean an effect that is, or would reasonably be expected to be, materially adverse to the business results, operations or financial condition of the Business taken as a whole, but shall exclude any effect resulting from (i) general economic conditions or any occurrence or condition affecting the semiconductor industry that do not disproportionately affect the Business, (ii) any changes in Laws that apply to similarly situated Persons, (iii) any materially adverse change in the Business or Conveyed Assets which is cured to Purchaser’s reasonable satisfaction before the earlier of the Closing Date or termination of this Agreement and (iv) the public announcement of this Agreement.

“Material Contracts” shall have the meaning set forth in Section 5.10.

“Most Recent Audited Balance Sheet” shall mean the audited statements of certain assets and certain liabilities of the Business as at January 3, 2003.

“Most Recent Audited Balance Sheet Date” shall have the meaning set forth in Section 5.15.

“Notice Materials” shall have the meaning set forth in Section 7.15.

“Notice of Objection” shall have the meaning set forth in Section 2.9(b).

“No Wires Needed” shall mean No Wires Needed (NWN) B.V., an entity organized under the laws of The Netherlands as a subsidiary of Intersil BV.

“Party” or “Parties” shall have the meaning set forth in the heading of this Agreement.

“**” shall have the meaning set forth in Section 7.17.

“Patents” shall mean United States, foreign and multi-national patents, United States, foreign and Patent Cooperation Treaty patent applications, national and multinational industrial design registrations or statutory invention registration, together with any provisional, continuations, continuations in part or divisional applications thereof, all patents and industrial design registrations issuing thereon, and all patents, industrial design, registrations and applications claiming priority therefrom (including reissues, renewals, extensions and reexaminations of the forgoing).

“Permit” shall have the meaning set forth in Section 4.1(d).

“Permit Application” shall have the meaning set forth in Section 7.15(a).

“Permitted Encumbrances” shall mean (i) all liens, security interests, mortgages, charges or encumbrances approved in writing by Purchaser, (ii) statutory liens, security interests, mortgages, charges or encumbrances arising out of operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent, (iii) such liens, security interests, mortgages, charges or encumbrances and other imperfections of title as do not materially detract from the value or impair the use of the property subject thereto, (iv) liens for Taxes not yet due and payable or which are being actively contested in good faith by appropriate proceedings, it being understood that such Taxes shall be Assumed Liabilities only to the extent otherwise provided in this Agreement, (v) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like liens and security obligations that are not delinquent, or (vi) such liens, security interests, mortgages, charges or encumbrances and other imperfections of title set forth on Schedule 1.1(d).

“Person” shall mean an individual, a corporation, a partnership, an association, a joint venture, a limited liability company, a trust or other entity or organization.

“Plan” shall mean any plan, program, agreement, policy or arrangement, whether or not reduced to writing, and whether covering a single individual or a

**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

group of individuals, that is (a) a welfare plan within the meaning of Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (d) any other deferred-compensation, retirement, welfare-benefit, bonus, incentive or fringe-benefit plan, program or arrangement.

“Pre-Closing Consolidated Returns” shall have the meaning set forth in Section 7.13(a).

“Pre-Closing Tax Returns” shall have the meaning set forth in Section 7.13(b).

“Pre-Closing Taxes” shall have the meaning set forth in Section 7.13(b).

“Purchase Price” shall have the meaning set forth in Section 2.6.

“Purchase Price Value” means the sum of (A) the Cash Consideration and (B) the product of (i) the Purchaser Common Stock Amount and (ii) the Weighted Average Purchaser Common Stock Price.

“Purchaser” shall have the meaning set forth in the heading of this Agreement.

“Purchaser Common Shares” shall have the meaning set forth in Section 6.5(a).

“Purchaser Common Stock” shall have the meaning set forth in Section 2.6.

“Purchaser Preferred Shares” shall have the meaning set forth in Section 6.5(a).

“Purchaser Savings Plan” shall have the meaning set forth in Section 7.5(b).

“Purchaser Shares” shall have the meaning set forth in Section 6.5(a).

“Purchaser Common Stock Amount” shall mean a number of shares of Purchaser Common Stock (rounded to the nearest whole number of shares) equal to a fraction, the numerator of which is $115,000,000 and the denominator of which is the Weighted Average Purchaser Common Stock Price; provided, however that if the Weighted Average Purchaser Common Stock Price is less than or equal to the Lower Price, 15,462,185 shares of Purchaser Common Stock, which is a number of shares equal to a fraction, the numerator of which is $115,000,000 and the denominator of which is the Lower Price; and provided further, however, that if the Weighted Average Purchaser Common Stock Price is greater than or equal to the Higher Price, 11,428,571 shares of Purchaser Common Stock, which is a number of shares equal to a fraction, the numerator of which is $115,000,000 and the denominator of which is the Higher Price.

“Purchaser Contracts” shall mean any Contractual Obligation to which Purchaser or any of its Subsidiaries is a party or by which any of the Purchaser assets are bound (other than Purchaser’s benefit plans).

“Purchaser Flex Plan” shall have the meaning set forth in Section 7.5(e).

“Purchaser SEC Reports” shall have the meaning set forth in Section 6.6.

“Reference Balance Sheet” shall mean the pro forma balance sheet of the Business dated April 4, 2003 as set forth in Schedule 5.15.

“Reference Working Capital” means $23,366,152.

“Registration Statement” shall have the meaning set forth in Section 4.1(d).

“Release” means any spill, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching of Hazardous Substances into the environment.

“Retained Liabilities” shall have the meaning set forth in Section 2.5.

“SEC” shall have the meaning set forth in Section 4.3(c).

“Securities” shall have the meaning set forth in Section 7.19.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the heading of this Agreement.

“Seller Flex Plan” shall mean the Intersil Corporation Cafeteria Plan.

“Seller FSAs” means the spending account component programs that form part of the Seller Flex Plan and that are offered to Employees and former Employees, including the Health Care Reimbursement Account and the Dependent Care Spending Account.

“Seller Savings Plan” shall have the meaning set forth in Section 7.5(b).

“SiCom” shall mean SiCom, Inc., a Delaware corporation.

“Statement” shall have the meaning set forth in Section 2.9(a).

“Subsidiary” shall mean an entity as to which any Person owns directly or indirectly 50% or more of the voting power or other similar interests. Any Person that comes within this definition as of the date of this Agreement but thereafter fails to meet such definition shall from and after such time not be deemed to be a Subsidiary. Similarly, any Person that does not come within such definition as of the date of this Agreement but which thereafter meets such definition shall from and after such time be deemed to be a Subsidiary.

“Tax” or “Taxes” shall mean all taxes, duties, unclaimed property or other similar assessments, including but not limited to, income, excise, property, sales, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, and franchise taxes, imposed by any Governmental Authority, and including any interest, penalties and additions attributable thereto.

“Tax Return” or “Tax Returns” shall mean any return, report, declaration, information return, statement or other document filed or required to be filed with any Governmental Authority, in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“**” shall have the meaning set forth in Section 7.17.

“Transferred FSA Balances” shall have the meaning set forth in Section 7.5(e).

“Transition Services Agreement” shall have the meaning set forth in Section 3.1(b).

“Transferred FSA Balances” shall have the meaning set forth in Section 7.5(e)

“WARN Act” shall have the meaning set forth in Section 7.7.

“Weighted Average Purchaser Common Stock Price” shall mean a price per share of Purchaser Common Stock equal to the simple average (rounded to the nearest $0.01 per share) of the dollar volume-weighted average trading price per share of Purchaser Common Stock as reported by Bloomberg through its “Volume at Price” function (or if Bloomberg service is not available, the daily average closing bid price per share as reported on the Nasdaq) for the 10 consecutive trading day period ending one trading day before the Closing Date.

“Wireless Standards” means the standards set forth in IEEE802.11, IEEE802.15, and/or IEEE802.16 standard documents ratified by the IEEE working group.

“Working Capital” means, as at any date of determination, the excess, if any, of the (i) Inventory and other current assets (other than prepaid expenses) of the Business, computed in accordance with GAAP consistent with those used by Seller in the Reference Balance Sheet, over (ii) accrued liabilities of the Business to be assumed by Purchaser hereunder (except as set forth on Schedule 1.1(e)), computed in accordance with GAAP consistent with those used by Seller in the Reference Balance Sheet.

Section 1.2. Other Definitional Provisions.

(a) The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

ARTICLE II.

PURCHASE AND SALE

Section 2.1. Purchase and Sale of Assets of the Business. Upon the terms and subject to the conditions set forth herein, at the Closing Seller shall, or shall cause its Affiliates to, sell, convey, assign and transfer to Purchaser, and Purchaser shall purchase, acquire and accept from Seller and such Affiliates, free and clear of all Liens, other than Permitted Encumbrances, all right, title and interest of Seller and its Affiliates in the assets, properties

‘**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

and rights owned or held by Seller and its Affiliates on the date hereof primarily relating to the Business (subject to any increases, decreases or dispositions thereof as may occur in the ordinary course of business prior to the Closing) (collectively, the “Conveyed Assets”). Without limiting the foregoing, the Conveyed Assets shall include, without limitation, all rights, title and interest of Seller and its Affiliates in and to, those certain assets, properties and rights described in the following clauses (a) through (n):

(a) all furniture, equipment, machinery, supplies, vehicles, spare parts, tools, personal property and other tangible property owned, leased or licensed by Seller and primarily used by the Business (the “Equipment”), including without limitation any other equipment primarily related to the Business and consigned to subcontractors, and leases relating to such Equipment so leased by Seller, (the “Equipment Leases”), together with any rights or claims arising out of the breach of any express or implied warranty by manufacturers or sellers of any such Equipment or any component thereof;

(b) subject to Section 2.2, all contracts, leases, licenses, agreements and commitments primarily relating to the Business, including, but not limited to, those set forth on Schedule 5.10 and those not required to be disclosed on such Schedule because they do not meet the thresholds set forth in Section 5.10 (excluding contracts, leases, licenses, agreements and commitments relating to the Excluded Assets) (collectively with the Equipment Leases described in clause (a) above and the Intellectual Property licenses transferred pursuant to the IP Agreement, the “Assumed Contracts”);

(c) all Inventories of the Business;

(d) all prepaid expenses, deposits and other current assets of the Business (other than Accounts Receivable, cash and Cash Equivalents);

(e) all Intellectual Property used primarily by the Business, relating primarily to the Business or which reads on a Wireless Standard, other than Patent rights relating to or embodying the process of manufacturing integrated circuits or portions or components thereof and including all licenses to any Intellectual Property to which Seller or any of its Affiliates is a party and where any such Intellectual Property is used primarily in the Business, except to the extent Purchaser receives a license to any Intellectual Property under the IP Agreement or the Transition Services Agreement; Purchaser expressly understands that, except to the extent Purchaser receives a limited license thereto under the IP Agreement or the Transition Services Agreement, Seller is not assigning or transferring to Purchaser any right, title or interest in or to (1) those Patent licenses not primarily related to the Business and (2) the name “INTERSIL” or any derivation thereof, as well as any related or similar name, or any other related trade names, trademarks, service marks, corporate names and logos or any part, derivation, colorable imitation or combination thereof;

(f) transferable Governmental Authorizations and Environmental Permits held by or issued to Seller primarily relating to the Business;

(g) all customer and vendor lists to the extent primarily relating to the Business, and all files and documents (including credit information) to the extent primarily relating to customers and vendors of the Business, and other business and financial records, files, books and documents (whether in hard copy or computer format) to the extent primarily relating to the Business;

(h) all rights of Seller under express or implied warranties from vendors related to the Conveyed Assets;

(i) all goodwill to the extent primarily relating to the Business;

(j) except as provided in Sections 2.3 and 7.17, any and all causes of action against third parties to the extent relating to the Conveyed Assets or Assumed Liabilities, or primarily relating to the Business, including any claims for refunds, past infringements, prepayments, offsets, recoupment, insurance proceeds, condemnation awards, judgments, and the like, whether received as payment or credit against future liabilities or otherwise;

(k) all product efficacy data, advertising materials, marketing plans, distribution programs, cost and pricing information, customer lists and other similar information primarily used or held for use in the Business;

(l) any books, ledgers, files, reports, plans, payroll and personnel records and operating records to the extent primarily related to, or maintained by, the Business, except those in the possession of Seller’s independent public accountants (including the workpapers of such independent public accountants) and Tax Returns and supporting materials to the extent they relate solely to the Acquired Companies (and Seller shall provide to Purchaser copies of any portion of any other Tax Returns and supporting materials, to the extent applicable to the Acquired Companies, upon Purchaser’s reasonable request);

(m) the Equity Interests of the Acquired Companies; and

(n) all other assets of the Business set forth on the face of the Most Recent Audited Balance Sheet (other than in the notes thereto) and all assets of the Business of the same nature as those reflected on the Most Recent Audited Balance Sheet that have been or will be acquired in the ordinary course of business since January 3, 2003 (other than the Excluded Assets and assets reflected on the Most Recent Audited Balance Sheet that have been disposed of in the ordinary course of business since the January 3, 2003 not inconsistent with the terms of this Agreement).

Notwithstanding anything to the contrary contained in this Agreement, Seller may retain copies of any contracts, books, ledgers, files, reports, plans, payroll and personnel records, operating records, or any other document or materials (i) that also relate to a business of Seller that does not constitute part of the Business or (ii) that Seller must retain pursuant to any applicable statute, rule, regulation or ordinance or for financial reporting purposes, tax purposes or in connection with the Retained Liabilities, so long as in either case Seller keeps such materials relating to the Business confidential pursuant to Section 7.10 hereof.

Section 2.2. Nonassignability of Assets. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, assignment, lease, sublease, transfer, conveyance or delivery, or attempted sale, lease, sublease, assignment, transfer, conveyance or delivery, to Purchaser of any asset that would be a Conveyed Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any Law or would require any authorization, approval, consent or waiver by any Governmental Authority or Person, and such authorization, approval, consent or waiver shall not have been obtained prior to the Closing, the Closing shall proceed, subject to Article IV (and particularly Section 4.2(b)), without the sale, assignment, lease, sublease, transfer, conveyance or delivery of such asset (and the failure to obtain such authorization, approval, consent or waiver and the failure to sell, assign, convey or deliver such assets shall not constitute a breach of this Agreement by Seller), and this Agreement shall not constitute a sale, assignment, sublease, transfer, conveyance or delivery of such asset or an attempt thereof. In the event that the Closing proceeds without the transfer, sublease or assignment of any such asset, then following the Closing, Seller shall use its commercially reasonable efforts and the Parties shall cooperate with each other to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that Seller shall not be required to make any payment that is not commercially reasonable or compromise any rights not otherwise required by this Agreement to be compromised or which would not be commercially reasonable to compromise for any such authorization, approval, consent or waiver, other than filing, recordation or similar fees, which shall be paid by Purchaser. Pending such authorization, approval, consent or waiver, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Purchaser the benefits of use of such asset and to Seller the benefits, including any indemnities, that it would have obtained had the asset been conveyed to Purchaser at the Closing. To the extent that Purchaser is provided the benefits pursuant to this Section 2.2 of any contract, Purchaser shall perform for the benefit of the other Persons that are parties thereto the obligations of Seller thereunder and pay, discharge and satisfy any related liabilities that, but for the lack of an authorization, approval, consent or waiver to assign such liabilities to Purchaser, would be Assumed Liabilities. Once authorization, approval, consent or waiver for the sale, assignment, lease, sublease, transfer, conveyance or delivery of any such asset not sold, assigned, leased, subleased, transferred, conveyed or delivered at the Closing is obtained, Seller shall assign, lease, sublease, transfer, convey or deliver such asset to Purchaser at no additional cost to Purchaser. To the extent that any such asset cannot be transferred or the full benefits of use of any such asset cannot be provided to Purchaser following the Closing pursuant to this Section 2.2, then Seller and Purchaser shall enter into such arrangements (including leasing, subleasing, sublicensing or subcontracting) to provide to the Parties the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by Purchaser of the obligations thereunder. Seller shall pay to Purchaser promptly upon receipt thereof, all income, proceeds and other monies received by Seller in connection with its use of any asset (net of any Taxes and any other costs imposed upon Seller) in connection with the arrangements under this Section 2.2.

Section 2.3. Excluded Assets of the Business. Notwithstanding any provision in this Agreement, Seller shall retain, with respect to the Business, the following (the “Excluded Assets”):

(a) Accounts Receivable, cash and Cash Equivalents;

(b) certificates of deposit, shares of stock, securities (other than securities of Silicon Wave, Sygate Technologies and Time Domain), bonds, debentures, evidences of indebtedness, and interests in any Person other than the Acquired Companies;

(c) any and all of Seller’s rights in any contract or arrangement representing an intercompany transaction between Seller and any Affiliate of Seller, whether or not such transaction relates to the provision of goods and services, payment arrangements, intercompany charges or balances, or the like;

(d) all Tax Returns other than those set forth in Section 2.1(l);

(e) the minute books, stock transfer books, corporate seal and other books and records of Seller and its Affiliates other than the Acquired Companies;

(f) all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(g) except as expressly set forth herein, all assets of any employee benefit plan;

(h) except to the extent Purchaser receives a license to any Intellectual Property under the IP Agreement or the Transitional Services Agreement, all rights, title and interests in or to the name “INTERSIL,” or any derivation thereof, as well as any related, and any other related trade names, trademarks, service marks, corporate names and logos or any part, derivation, colorable imitation or combination thereof;

(i) any and all causes of action against third parties to the extent relating to Excluded Assets or Retained Liabilities or not primarily relating to the Business or any of the Conveyed Assets, including any claims for refunds, prepayments, offsets, recoupment, insurance proceeds, condemnation awards, judgments, and the like, whether received as payment or credit against future liabilities or otherwise;

(j) all real property;

(k) any Governmental Authorization and Environmental Permits issued to Seller, to the extent their transfer is not permitted by law;

(l) any rights in, to and under all contracts, arrangements, permits or licenses of any nature not primarily relating to the Business, of which the obligations of Seller thereunder are not expressly assumed by Purchaser hereunder;

(m) any books, ledgers, files, reports, plans, payroll and personnel records and operating records that Seller or any of its Affiliates are required to retain pursuant to any applicable statute, rule, regulation or ordinance (copies of which will be made available to Purchaser to the extent permitted by law) or which relate to the Excluded Assets or the Retained Liabilities;

(n) all assets not primarily related to the Business;

(o) any Intellectual Property or Intellectual Property license which is not primarily related to the Business, except to the extent Purchaser receives a license to any Intellectual Property under the IP Agreement or the Transitional Services Agreement;

(p) solely with respect to any claims or suits involving **, its Affiliates and subsidiaries or any of its or their successors, the right to assert Intellectual Property in the Conveyed Assets and to recover and retain (i) damages, costs and attorneys’ fees for infringement of patents accruing up to the Closing Date and (ii) damages, costs and attorneys’ fees accruing up to the Closing Date for any injunction action for misappropriation of trade secrets;

(q) all of Seller’s rights under this Agreement and any agreement or other written instrument entered into in connection with the transactions contemplated hereby; and

(r) those assets listed in Schedule 2.3(r).

Section 2.4. Assumption of Certain Obligations of the Business. Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the Closing, to assume all Liabilities of Seller recorded to the Reference Balance Sheet and all liabilities of Seller, to the extent relating to the Conveyed Assets or the Business, of the types recorded to the Reference Balance Sheet arising between the date of the Reference Balance Sheet and the Closing Date in the ordinary course of business (all of the foregoing liabilities and obligations, together with the liabilities and obligations set forth in the following sentence being herein collectively called the “Assumed Liabilities”). Assumed Liabilities shall include, without limitation, the following:

(a) all lawsuits and claims, to the extent resulting from the conduct of the Business or the ownership of the Conveyed Assets, on or after the Closing Date, except as expressly provided herein;

(b) all Liabilities arising from the manufacture, distribution, use, importation, offer for sale or sale of any products of the Business on or after the Closing Date, including, without limitation, warranty obligations and ship from stock and debit provisions;

(c) any Tax that may be imposed by any federal, state or local government on the ownership, sale, operation or use of the Conveyed Assets on or after the Closing Date, except for any income taxes attributable to income received by Seller and except for any and all Liabilities for Taxes related to the Business or the Conveyed Assets for taxable periods prior to and including the Closing Date, including all Pre-Closing Taxes (as defined in Section 7.13(b)) other than Taxes attributable to actions of Purchaser occurring after the Closing;

(d) all Liabilities of the Business arising and to be performed from and after the Closing Date under or relating to the Assumed Contracts; and

(e) those Liabilities with respect to Affected Employees that are expressly assumed by Purchaser pursuant to Section 7.5.

**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Purchaser’s obligations under this Section 2.4 shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any Schedule or Exhibit hereto, or any closing or other document contemplated by this Agreement or any Schedule or Exhibit hereto, any right or alleged right of indemnification hereunder, or for any other reason.

Section 2.5. Retained Liabilities of the Business. Seller shall retain and be responsible for the Liabilities other than the Assumed Liabilities (collectively, “Retained Liabilities”).

Section 2.6. Purchase Price. In consideration of the sale and transfer of the Conveyed Assets, Purchaser shall (i) pay to Seller an aggregate amount of $250,000,000 in cash (the “Cash Consideration”), in immediately available funds, by wire transfer in accordance with written instructions given by Seller to Purchaser not less than two (2) Business Days prior to the Closing, and a number of shares of common stock, $.001 par value (“Purchaser Common Stock”), of Purchaser equal to the Purchaser Common Stock Amount (the “Equity Consideration”, and together with the Cash Consideration, the “Purchase Price”), which consideration shall be allocated as described in Section 2.7; and (ii) assume the Assumed Liabilities.

Section 2.7. Allocation of Purchase Price. Seller and Purchaser recognize their mutual obligations pursuant to Section 1060 of the Code (and any comparable provisions of any other Tax law) to timely file IRS Form 8594 (or comparable form) and subsequent Forms 8594 (or comparable forms), if any are required, with each of their respective Tax Returns (the “Asset Allocation Statements”). Accordingly, Seller and Purchaser agree to cooperate in the preparation of any Asset Allocation Statements. Within 45 days following the date of this Agreement, Seller shall deliver to Purchaser a statement of allocation of the Purchase Price and all other items properly included in “consideration” among the Conveyed Assets, which shall specify in reasonable detail the amount (supported by an appraisal to be obtained by the Seller, provided by an appraiser selected by Seller and Purchaser) to be allocated to inventory, customer base, work force, intellectual property and other intangible assets (i.e. goodwill) located both inside and outside the United States (the “Allocation”). Purchaser and Seller will endeavor in good faith to resolve any differences with respect to the Allocation within 30 days following Purchaser’s receipt of the Allocation from Seller. If Purchaser withholds its consent to the Allocation after such 30-day period, then any remaining disputed matters will be finally and conclusively determined by an independent accounting firm of recognized national standing (the “Allocation Arbiter”) selected by Purchaser and Seller. Promptly, but not later than 30 days after its acceptance of appointment hereunder, the Allocation Arbiter will determine (based solely on presentations by Seller and Purchaser and not by independent review) only those matters in dispute and will render a written report as to the disputed matters and the resulting allocation of Purchase Price (together with any assumed liabilities), which report shall be conclusive and binding upon the parties. Each of Seller and Purchaser shall (i) be bound by the Allocation for purposes of determining any Taxes, (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Allocation, and (iii) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any taxing authority or otherwise. In the event that the Allocation is disputed by any taxing authority, the Party receiving notice of the dispute shall promptly notify the other Party hereto concerning resolution of the dispute. Seller and Purchaser acknowledge that the Allocation was made in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. Purchaser and Seller agree that the Equity Consideration shall be treated as taxable consideration paid for the Conveyed Assets for all income tax purposes and the parties hereto shall file all Tax Returns on a basis consistent therewith. Purchaser and Seller agree that the portion of the Purchase Price attributable to each of SiCom and Choice-Intersil shall be comprised one-third (1/3) in the form of Equity Consideration and two-thirds (2/3) in the form of Cash Consideration.

Section 2.8. Apportionment at Closing and Related Matters.

(a) At the Closing, the Parties shall make the usual adjustments relating to the Business as of the Closing Date, including prepaid lease payments, security deposits, rents, real estate taxes, local improvements charges, assessments (special and ordinary), sewer impost charges, utility charges, water rents, monthly maintenance charges, rebates and royalties, deposits and prepaid expenses with any public utility or any municipal, governmental or other public authority, wages and any other ongoing charges, if any, and all such payments, taxes and charges shall be apportioned and adjusted as of the Closing Date, and at the Closing the net amount thereof shall be paid pro rata by Seller to Purchaser or by Purchaser to Seller, as the case may be. Any such apportionments and adjustments shall be subject to correction for any errors or omissions that subsequently may be discovered, provided that the Party discovering such error or omission provides written notice of same to the other Party. Such other Party shall, within 30 days after receipt of such notice, reimburse the Party delivering such notice for the full amount of such error or omission.

(b) If at any time after the Closing Date (i) Seller shall come into possession of any of the Assumed Liabilities or Conveyed Assets, Seller shall immediately transfer such assets or liabilities to Purchaser or (ii) Purchaser shall come into possession of any of the Retained Liabilities or Excluded Assets, Purchaser shall immediately transfer such assets or liabilities to Seller.

(c) The Parties will cooperate as provided for in the IP Agreement to assure the transfer and recordation of the Intellectual Property transferred under the IP Agreement.

Section 2.9. Post-Closing Purchase Price Adjustment.

(a) Not more than 90 days after the Closing Date, Purchaser shall deliver to Seller a balance sheet for the Business as of the Closing Date (the “Closing Date Balance Sheet”). The Closing Date Balance Sheet shall be prepared in accordance with GAAP in a manner consistent with the Reference Balance Sheet. From the Closing Date Balance Sheet, Purchaser shall prepare and deliver to Seller, within such 90-day period, a statement (the “Statement”) setting forth the calculation of the Working Capital as of the Closing (the “Closing Date Working Capital”). After the Closing Date, Seller shall provide Purchaser and its representatives any information reasonably requested to prepare the Closing Date Balance Sheet and shall provide them access at all reasonable times to the personnel, properties, books and records relating to the Business for such purpose.

(b) Objections; Resolution of Disputes.

(i) Unless Seller notifies Purchaser in writing within 30 days after Purchaser’s delivery of the Statement of any objection to the computation of Closing Date Working Capital set forth therein (the “Notice of Objection”), the Statement shall become final and binding. During such 30-day period, Seller and its representatives shall be permitted to review the working papers of Purchaser and Purchaser’s accountants relating to the Statement, and Purchaser shall provide Seller and its representatives any information reasonably requested and shall provide them access at all reasonable times to the personnel, properties, books and records relating to the Business for such purpose. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein. Any Notice of Objection shall include only objections based on (A) mathematical errors in the computation of Closing Date Working Capital or (B) Closing Date Working Capital not having been calculated in accordance with Section 2.9(a).

(ii) If Seller provides the Notice of Objection to Purchaser within such 30-day period, Seller and Purchaser shall, during the 30-day period following Purchaser’s receipt of the Notice of Objection, attempt in good faith to resolve Seller’s objections. During such 30-day period, Purchaser and its representatives shall be permitted to review the working papers of Seller and Seller’s accountants relating to the Notice of Objection and the basis therefor. If Seller and Purchaser are unable to resolve all such objections within such 30-day period, the matters remaining in dispute shall be submitted to a nationally recognized public accounting firm mutually agreed upon and jointly engaged by Seller and Purchaser and, if Seller and Purchaser are unable to so agree within 10 days after the end of such 30-day period, then Seller and Purchaser shall each select such a firm and such firms shall jointly select a third nationally recognized firm to be jointly engaged by Seller and Purchaser to resolve the disputed matters (such selected firm being the “Independent Expert”). The parties shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 60 days after its selection. The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Expert shall be allocated between Seller and Purchaser in such a way that Purchaser shall be responsible for that portion of the fees and expenses equal to such fees and expenses multiplied by a fraction the numerator of which is the aggregate dollar value of disputed items submitted to the Independent Expert by Seller that are resolved against Purchaser (as finally determined by the Independent Expert) and the denominator of which is the total dollar value of the disputed items so submitted by Seller, and Seller shall be responsible for the remainder of such fees and expenses.

(c) Adjustment Payment. Within 10 days after the Statement has become final and binding in accordance with this Section 2.9, (i) if the Closing Date Working Capital is greater than the Reference Working Capital, Purchaser shall pay to Seller an amount in cash equal to such difference and (ii) if the Closing Date Working Capital is less than the Reference Working Capital, Seller shall pay to Purchaser an amount in cash equal to such difference. Any such payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Seller or Purchaser, as the case may be.

ARTICLE III.

CLOSING

Section 3.1. Closing. (a) The Closing shall take place at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, New York, at 10:00 A.M., Eastern Time, on the later of (i) August 30, 2003, or (ii) the third (3rd) Business Day following the satisfaction or waiver of the conditions precedent specified in Article IV (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions), or at such other times and places as the Parties may mutually agree; provided, however, that the Closing shall not occur later than the date specified in Section 9.1(b) of this Agreement. The date on which the Closing occurs is called the “Closing Date.” The Closing shall be deemed to occur and be effective as of the close of business on the Closing Date.

(b) At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

(i) the certificate referred to in Sections 4.2(a) and 4.2(d);

(ii) a Bill of Sale substantially in the form set forth in Exhibit 3.1(b)(ii) (the “Bill of Sale”) executed by Seller;

(iii) an Assignment and Assumption Agreement substantially in the form set forth in Exhibit 3.1(b)(iii) (the “Assignment and Assumption Agreement”) executed by Seller;

(iv) an Intellectual Property Assignment and License Agreement substantially in the form set forth in Exhibit 3.1(b)(iv) (the “IP Agreement”) executed by Seller;

(v) a Transition Services Agreement substantially in the form set forth in Exhibit 3.1(b)(v) (the “Transition Services Agreement”) executed by Seller;

(vi) stock certificates duly endorsed for transfer or with a duly executed stock power to transfer representing one hundred percent (100%) of the authorized, issued and outstanding capital stock of the Acquired Companies; and

(vii) all other instruments and documents required on Seller’s part to effectuate and consummate the transactions contemplated hereby in form and substance reasonably satisfactory to Purchaser, including those consents and approvals listed on Schedule 3.1(b)(vii).

(c) At the Closing, Purchaser shall deliver to Seller the following:

(i) the Cash Consideration by wire transfer in immediately available funds to one or more accounts specified in writing by Seller at least two (2) days prior to the Closing Date;

(ii) the Equity Consideration by electronic transmission to the Depository Trust Company (“DTC”) account of Seller, via DTC’s Deposit Withdrawal Agent Commission system (“DWAC”) at least two (2) days prior to the Closing Date;

(iii) the certificate referred to in Section 4.3(a);

(iv) the documents referred to in Subsections 3.1(b)(ii) through (v) executed by Purchaser; and

(v) all other instruments and documents required on Purchaser’s part to effectuate and consummate the transactions contemplated hereby in form and substance reasonably satisfactory to Seller.

ARTICLE IV.

CONDITIONS TO CLOSING

Section 4.1. Conditions to the Obligations of Purchaser and Seller. The respective obligations of each of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a) there shall not (i) be in effect any statute, regulation, order, decree or judgment which makes illegal or enjoins or prevents in any respect the consummation of the transactions contemplated by this Agreement, or (ii) have been commenced, and shall be continuing, any action or proceeding by any Governmental Authority which seeks to prevent or enjoin in any respect the transactions contemplated by this Agreement;

(b) the waiting period required under the HSR Act, including any extensions thereof, shall have expired and any investigations relating to the sale hereunder that may have been opened by either the Department of Justice or the Federal Trade Commission by means of a request for additional information or otherwise shall have terminated and no other waiting period (including any extensions thereof) under any investigation by a Governmental Authority relating to the transactions contemplated hereby shall be unexpired or pending which is reasonably likely to result in an action or proceeding seeking to enjoin the entire transaction contemplated herein; and

(c) any approvals or actions of any Governmental Authority having jurisdiction necessary lawfully to consummate the transactions contemplated hereby shall have been given or taken.

Section 4.2. Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a) Seller shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing (other than Seller’s covenants with respect to deliveries of documents at the Closing which shall be performed in all respects), and the representations and warranties of Seller contained herein that are qualified by materiality shall be true and correct in all respects and those that are not qualified by materiality shall be true and correct in all material respects, in each case as of the Closing, as though such representations and warranties had been made on, and with reference to such time (except for (i) changes contemplated or permitted by this Agreement or attributable to matters disclosed by Seller in the Schedules, and (ii) those representations and warranties that address matters only as of a particular date which, if qualified by materiality, shall be true and correct and, if not qualified by materiality, shall be true and correct in all material respects as of that date). Purchaser shall have received a certificate of Seller, dated as of the Closing Date and signed by an officer of Seller, certifying as to the fulfillment of the matters set forth in paragraphs (a) and (b) of this Section 4.2.

(b) Seller shall have received all consents, authorizations, and approvals listed on Schedule 3.1(b)(vii), which consents, authorizations and approvals shall be in full force and effect.

(c) Seller shall have satisfied in full before the Closing all indebtedness of Seller relating to the Business, including without limitation, all outstanding intercompany loans or indebtedness.

(d) Since January 1, 2003, there shall have been no adverse change to the business results, operations or financial condition of the Business that would have a Material Adverse Effect, and Purchaser shall have received a certificate signed by Seller dated the Closing Date to such effect.

(e) Seller shall have made or caused to be made delivery to Purchaser of the items required by Section 3.1(b).

Section 4.3. Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a) Purchaser shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing (other than Purchaser’s covenants with respect to deliveries of documents at the Closing which shall be performed in all respects) and the representations and warranties of Purchaser contained herein that are qualified by materiality shall be true and correct in all respects and those that are not qualified by materiality shall be true and correct in all material respects, in each case as of the Closing, as though such representations and warranties had been made on, and with reference to such time (except those representations and warranties that address matters only as of a particular date which, if qualified by materiality, shall be true and correct and, if not qualified by materiality, shall be true and correct in all material respects as of that date). Seller shall have received a certificate of Purchaser, dated as of the Closing Date and signed by an officer of Purchaser, certifying as to the fulfillment of the matters set forth in paragraphs (a) and (b) of this Section 4.3.

(b) Purchaser shall have made or caused to be made delivery to Seller of the items required by Section 3.1(c).

(c) The California Commissioner of Corporations (the “Commissioner”) shall have issued a permit to issue securities (the “Permit”) after a hearing under Section 25142 of the California Corporations Code (a “Hearing”) to be conducted by the Commissioner such that the provisions of Section 3(a)(10) of the Securities Act shall be applicable to the issuance of the Equity Consideration pursuant to this Agreement, or if Purchaser shall have filed pursuant to Section 7.15(b) a registration statement on the appropriate form of the Securities and Exchange Commission (“SEC”) covering the issuance of the Equity Consideration pursuant to this Agreement (the “Registration Statement”), the SEC shall have declared the Registration Statement effective in accordance with the provisions of the Securities Act; the Commissioner shall not have revoked or otherwise invalidated the Permit and no proceeding for that purpose shall have been initiated or threatened in writing by the Commissioner; and if Purchaser shall have filed the Registration Statement, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

Section 5.1. Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Acquired Companies is an entity duly organized and validly existing, and with respect to Acquired Companies formed in a jurisdiction within the United States, in good standing under the laws of its jurisdiction of formation. Each Acquired Company is duly qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.2. Corporate Authorization. Seller and each of the Acquired Companies has all requisite corporate power and corporate authority to carry on its business as it is now being conducted and Seller has all requisite corporate power and corporate authority to execute and deliver this Agreement and the documents contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the documents contemplated hereby, and the performance by Seller of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action and no other corporate proceedings are required by Seller in connection with the execution, delivery and performance of this Agreement and the documents contemplated hereby.

Section 5.3. Binding Effect. Each of this Agreement and the documents contemplated hereby constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 5.4. Non-Contravention. The execution, delivery and performance of this Agreement and the documents contemplated hereby by Seller and the consummation of the transactions contemplated hereby and thereby does not and will not (i) violate any provision of the certificate of incorporation or bylaws of Seller, (ii) subject to obtaining the consents referred to in Schedule 5.5, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller with respect to, or to a loss of any benefit of the Business to which Seller is entitled with respect to, the Conveyed Assets, (iii) assuming compliance with the matters set forth in Sections 5.5 and 6.8, violate or result in a breach of or constitute a default under any Law or other restriction of any court or Governmental Authority to which Seller is subject, except, with respect to clauses (ii) and (iii), for any violations, conflicts, defaults, terminations, cancellations or accelerations as will not, individually or in the aggregate have a Material Adverse Effect.

Section 5.5. Seller Consents and Approvals. Other than as set forth in Schedule 5.5, the execution, delivery and performance of this Agreement and the documents contemplated hereby by Seller do not require any consent or approval of any Governmental Authority or any Person, except for (i) consents or approvals, the failure of which to obtain, will not have a Material Adverse Effect, (ii) the notification requirements of the HSR Act and (iii) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement.

Section 5.6. Absence of Material Changes. Since April 4, 2003, except as set forth in Schedule 5.6, there has not been, with respect to the Business, any:

(a) adverse change (or series of related changes) in the business results, operations or financial condition of the Business that, individually or in the aggregate, would have a Material Adverse Effect;

(b) damage, destruction, condemnation, or loss (whether or not covered by insurance) or other event that, individually or in the aggregate, would have a Material Adverse Effect;

(c) sale, transfer, lease, license, abandonment or other disposition by Seller of any Conveyed Assets, except in the ordinary course of business, or any agreement or commitment by Seller or any Acquired Company to do any of the foregoing;

(d) material strike, walkout, or other work stoppage or any union organizing effort by or respecting the Employees;

(e) termination of (other than by expiration) or material amendment to any Material Contract or any relinquishment of any material rights under any Material Contract;

(f) plan, agreement or arrangement granting to any person or entity (other than Purchaser) any preferential rights to purchase or acquire any interest in any of the assets, property or rights of Seller primarily relating to the Business or requiring consent of any party to the transfer and assignment of any such assets, property or rights;

(g) purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets or other than in the ordinary course of business consistent with past practices or any property, rights or assets for consideration in excess of $250,000;

(h) Liens granted or incurred in respects of any Conveyed Asset (other than Permitted Encumbrances) other than those incurred in the ordinary course of business;

(i) material Liability incurred which would otherwise be an Assumed Liability, other than those incurred in the ordinary course of business;

(j) written, or to the Knowledge of Seller, oral notice received by Seller from a material customer of or material supplier to the Business that such customer or supplier has breached its obligations to Seller or has or intends to discontinue its relationship with the Business;

(k) resignations or terminations of employment of any of the key employees previously identified to and approved by Seller, or written, or to the Knowledge of Seller, oral notice received of any impending or threatened resignations or terminations of employment that would, individually or in the aggregate, have a Material Adverse Effect;

(l) material revaluations by Seller of any of the Conveyed Assets;

(m) change in Seller’s accounting methods or practices with respect to the condition, operations, properties, assets or Liabilities of the Business; or

(n) threats, claims, notices or accusations of infringement or possible infringement or violation related to the Business of any Intellectual Property right of third parties to the Knowledge of Seller.

Section 5.7. No Litigation. Except as set forth on Schedule 5.7, there are no actions, suits, orders or litigation or to the Knowledge of Seller, claims or investigations, either in law or in equity, or any proceedings by or before any court or Governmental Authority or arbitrator pending against or, to the Knowledge of Seller, threatened against Seller or any of the Acquired Companies relating to the Conveyed Assets or the Business.

Section 5.8. Compliance with Laws. Except as set forth in Schedule 5.8:

(a) Other than with respect to Tax, employee benefits, environmental and other matters specifically set forth in this Article V, Seller and each of the Acquired Companies is in compliance in all material respects with all Laws applicable to the ownership or operation of the Conveyed Assets or the Business, except to the extent that the failure to comply therewith would not have a Material Adverse Effect; and

(b) Seller and each of the Acquired Companies possesses all Governmental Authorizations except where the failure to possess such Governmental Authorization would not have a Material Adverse Effect. All such Governmental Authorizations are listed are listed on Schedule 5.8 and each such Governmental Authorization is in full force and effect and for the benefit of

Seller or any of the Acquired Companies. Neither Seller nor any of the Acquired Companies is in material breach or violation of, or default under, any such Governmental Authorizations in any material respect, and to the Knowledge of Seller, no basis exists which, with notice or lapse of time or both, would constitute any such material breach, violation or default. All material Governmental Authorizations included within the Conveyed Assets will continue to be in full force and effect following the consummation of the transactions contemplated by this Agreement.

Section 5.9. Environmental Matters. Except as set forth in Schedule 5.9, (a) Seller, to the extent related to the Conveyed Assets, and the Acquired Companies are in compliance in all material respects with all applicable Environmental Laws, (b) to the Knowledge of Seller, there has been no release or threatened release of any petroleum or any fraction thereof, or any toxic or hazardous material, substance, waste, pollutant or contaminant (each a “Hazardous Substance”) by Seller or any Acquired Company on, upon or from any site owned, leased or operated by Seller relating to the Conveyed Assets or by an Acquired Company in violation of Environmental Laws or which requires remediation by Seller or an Acquired Company pursuant to applicable Environmental Laws, where the costs of compliance or remediation would have a Material Adverse Effect, and (c) to the Knowledge of Seller, there have been no Hazardous Substances generated by Seller with respect to the Conveyed Assets or by an Acquired Company that have been disposed of at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States which is reasonably likely to result in liability to the Seller with respect to the Conveyed Assets or an Acquired Company which would have a Material Adverse Effect.

Section 5.10. Material Contracts. Except (i) for agreements entered into after the date hereof, (ii) for open purchase orders with customers entered into in the ordinary course of business consistent with past practices or (iii) as set forth on Schedule 5.10, neither Seller nor any of the Acquired Companies is a party to or bound by (the following being referred to as the “Material Contracts”):

(a) any contract, agreement or other arrangement for the purchase of Inventories, or other personal property with any supplier or for the furnishing of services to the Business the terms of which provide for financial commitments in excess of $250,000;

(b) any contract, agreement and other arrangement for the sale of Inventories or other personal property with firm commitments in excess of $250,000 and a duration of more than six months from the date hereof or any contract, agreement or other arrangement for the furnishing of services by the Business with a duration of more than six months from the date hereof;

(c) any broker, distributor, dealer, manufacturer’s representative, franchise or agency agreements primarily relating to the Business the terms of which provide for financial commitments in excess of $250,000;

(d) any contracts and agreements relating to indebtedness for borrowed money, factoring arrangements, sale and leaseback transactions, deferred purchase price of property and other similar financing transactions primarily relating to the Business with respect to which Seller or any of the Acquired Companies is an obligor in excess of $250,000 or which are secured by any Conveyed Assets;

(e) any agreements entered into since January 1, 2003, providing for the acquisition or disposition of any Conveyed Assets and having an aggregate value in excess of $250,000, other than the sale of Inventories in the ordinary course of business consistent with past practice or the sale of obsolete equipment;

(f) any leases pursuant to which Seller or any of the Acquired Companies leases any real property primarily used by the Business;

(g) any consulting, employment, severance, termination, change of control, retention or separation agreements primarily relating to the Business ;

(h) any material technology, license, product or process development agreement or joint venture agreement primarily relating to the Business other than non-disclosure agreements to which Seller is a party;

(i) any agreement relating primarily to the Business pursuant to which Seller or any of the Acquired Companies has agreed not to compete with any Person or to engage in any activity or business, or pursuant to which any material benefit is required to be given or lost without the receipt of fair value by Seller or any such Acquired Company, or pursuant to which Seller or any of the Acquired Companies is restricted in any material respect in the development, marketing, pricing or distribution of the products or services of the Business;

(j) any agreements, arrangements or understandings with any Affiliate of Seller primarily related to the Business; and

(k) any agreements to settle, resolve, compromise or otherwise address any claim of infringement of any Intellectual Property right of a third party, which agreements primarily relate to the Business.

Each Material Contract is valid and is in full force and effect and enforceable against Seller or an Acquired Company, as the case may be, and to the Knowledge of Seller, the other parties thereto, in accordance with the terms of such Material Contract, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as set forth in Schedule 5.10, there is no default or claim of default under any Material Contract and, to the Knowledge of Seller, no event has occurred that, with the passage of time or the giving of notice or both, would constitute a default by Seller, an Acquired Company or any other party thereto under any Material Contract, or would permit modification, acceleration or termination of any Material Contract, or result in the creation of a Lien on any of the Conveyed Assets, other than Permitted Encumbrances, and other than such defaults, claims or events which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.11. Intellectual Property.

(a) Schedule 5.11 sets forth a true and complete list of (i) each of (x) the registered Intellectual Property issued to or owned by Seller or its Affiliates, (y) the applications for registration of Intellectual Property filed or owned by Seller or its Affiliates, and (z) unregistered trademarks or servicemarks owned by Seller or its Affiliates, and which, with respect to all of the foregoing, is included in the Conveyed Assets; (ii) all material Contractual Obligations related to any Intellectual Property included in (i); and (iii) all material Contractual Obligations related to any other Intellectual Property that is within the Conveyed Assets (excluding only retail software license agreements). Seller has made available to Purchaser true and accurate copies of all such registrations, applications or Contractual Obligations, other than certain patent cross licenses subject to confidentiality provisions.

(b) Except as set forth in Schedule 5.11, no judicial or administrative proceeding of any kind is pending or, to the Knowledge of Seller, has been threatened against Seller involving rights to Seller’s Intellectual Property by any third party; and Seller has not received any written notice of (i) any product infringement or (ii) liability for the use of intellectual property rights of others with respect to any Intellectual Property at any time within the last year. Seller has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all confidential Intellectual Property.

(c) Except where joint ownership is shown on Schedule 5.11, Seller and its Affiliates are the sole owners of Seller’s Type 1 and Type 3 Patents, as such terms are defined in the IP Agreement, which are transferred under the IP Agreement. Seller is sole owner or co-owner with full right to license all of the Intellectual Property licensed under the IP Agreement.

(d) Seller and its Affiliates own, co-own, have the right, subject to receipt of consents listed on Schedule 5.5, to transfer and/or license all of the Intellectual Property transferred or licensed under the IP Agreement.

(e) With respect to registrations and applications for registration of Intellectual Property listed in Schedule 5.11: (i) all necessary registrations, maintenance, and application fees have been paid, and (ii) all actions necessary to maintain any such requested applications have been taken.

(f) Except as set forth on Schedule 5.11, all current and former employees and contractors of Seller or any of its Affiliates who contributed to the Intellectual Property used in the Business in any way have executed enforceable Contractual Obligations that assign to Seller or any of its Affiliates all the respective rights, including Intellectual Property, to any inventions, improvements, discoveries or information relating to the Business.

(g) Except as indicated in Schedule 5.11, none of Intellectual Property relating to the Business constitutes or includes any open source computer code, and solely as a result of the use of open source computer code none of the Intellectual Property relating to the Business is subject to any license, sublicense or other Contractual Obligation that would require Seller or any of its Affiliates to divulge to any Person any source code or trade secret that is part of the Intellectual Property used in the Business.

(h) Neither the operation of the Business nor any of the products or services made, have-made, used, sold, or imported in the conduct of the Business infringe or constitute a misappropriation of any Intellectual Property rights of any third-party.

Section 5.12. Assets. Other than Permitted Encumbrances or as otherwise provided in this Agreement, Seller, together with the Acquired Companies, owns, leases or has the legal right to use all of the Conveyed Assets (other than Intellectual Property, which is the subject of Section 5.11) and has good and valid title to (or in the case of leased Conveyed Assets, valid leasehold interests in) all Conveyed Assets (other than Intellectual Property, which is the subject of Section 5.11), in either case except for Permitted Encumbrances. Schedule 5.12 lists all of the fixed assets included among the Conveyed Assets as of April 4, 2003, specifying as to each its location. The Equipment included in the Conveyed Assets includes all manufacturing equipment necessary to operate and conduct the Business after Closing in substantially the same manner as the Business has heretofore been conducted by Seller and the Acquired Companies. The Conveyed Assets, together with Purchaser’s rights under the Assignment Agreement, the IP Agreement and the Transition Services Agreement comprise all of the assets, properties and rights of every type and description, whether real or personal, tangible or intangible, primarily used in Business and are adequate to enable Purchaser to operate and conduct the Business after Closing in substantially the same manner as the Business has heretofore been conducted by Seller and the Acquired Companies.

Section 5.13. Acquired Companies. Seller or one of its Affiliates is the lawful record owner of the Equity Interests of the Acquired Companies, which ownership is free and clear of any Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Equity Interests of the Acquired Companies, upon delivery to Purchaser at the Closing of certificates representing the Equity Interests of the Acquired Companies, duly endorsed by Seller or one of its Affiliates for transfer to Purchaser against payment therefor as provided in Article II, good and valid title to the Equity Interests of the Acquired Companies will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates. The delivery to Purchaser of the Equity Interests of the Acquired Companies pursuant to this Agreement will transfer to Purchaser ownership of one hundred percent (100%) of the authorized, issued and outstanding capital stock of the Acquired Companies. All outstanding shares of the Acquired Companies are duly authorized, validly issued, fully paid and nonassessable.

Section 5.14. Inventory. The Inventory is in good condition and consists of a quality and quantity useable and saleable in the ordinary course of business, except for obsolete items of below-standard quality, all of which have been written off, written down to net realizable value or reserved against in the books and records of the Business.

Section 5.15. Financial Information. Set forth in Schedule 5.15 are the audited balance sheets of the Business as at January 3, 2003 (the “Most Recent Audited Balance Sheet Date”), December 28, 2001 and December 29, 2000, together with the related audited statements of operations, product group equity and cash flows for the fiscal years then ended, accompanied by any notes thereto and the report of Ernst & Young LLP (collectively, the “Audited Financials”). Also set forth are the Reference Balance Sheet as at April 4, 2003 and the related unaudited statement of revenues, costs and related expenses, depreciation and capital expenditures for the three months then ended (the “Interim Financials,” and together with the Audited Financials, collectively, “Financial Information”). The Financial Information was derived from the internal books and records of Seller and has been prepared in a manner consistent with Seller’s current accounting practices with respect to the Business. The Financial Information is complete and accurate, is presented in accordance with GAAP, applied on a consistent basis throughout the periods indicated, and presents fairly, in all material respects, the financial position and the results of operations of the Business for the periods indicated in the manner set forth in Schedule 5.15, except for the omission of certain information required to be included in footnotes to the Interim Financials, which footnotes have not been prepared by Seller. Seller makes no other representations with regard to the Financial Information. Without limiting any of the foregoing, Purchaser acknowledges that the Financial Information was prepared solely for the purpose of this Agreement and that the Business was not conducted on a stand-alone basis as a separate entity during the periods indicated in the Financial Information and that the Financial Information includes allocations and estimates not necessarily indicative of the costs that would have resulted if the Business had been operated and conducted on a stand-alone basis as a separate entity during such periods.

Section 5.16. Taxes. (a) Except as set forth in Schedule 5.16, all material Tax Returns that are required to be filed on or before the Closing Date with respect to any Tax, by or on behalf of Seller or the Acquired Companies, have been or will be timely filed, such material Tax Returns are true and complete in all material respects, and all Taxes shown to be due and payable on such Tax Returns have been or will be paid in full on a timely basis to appropriate authorities; provided, however, that this representation relates only to Taxes (i) that are or may become Liens on the Conveyed Assets, (ii) for which Purchaser may be liable as a transferee of the Conveyed Assets or (iii) for which the Acquired Companies may be liable. There are no Liens for Taxes upon any of the Conveyed Assets, except for Liens for Taxes not yet due and payable or which are Permitted Encumbrances. Each of Intersil BV and No Wires Needed is a disregarded entity for federal income tax purposes within the meaning of Treas. Reg. ss. 301.7701-3.

Section 5.17. Employee Benefits.

(a) Schedule 5.17 lists each Plan (i) which is sponsored or maintained by Seller or any of its Affiliates or to which Seller or any of its Affiliates contributes or is obligated to contribute or under which Seller or any of its Affiliates has or may have any Liability, and (ii) which benefits or is designed to benefit any current employee, director, consultant or independent contractor of Seller who provides services to the Business, or the beneficiaries or dependents of any such Person (each a “Business Employee Plan”).

(b) Seller has made or will make available to Purchaser true, accurate and complete copies of each of the following: (i) each Business Employee Plan and any related trust or other funding instrument, including all amendments thereto, (ii) the current summary plan description and each summary of material modifications thereto and employee handbooks, (iii) for the Seller Savings Plan, the most recent IRS determination letters, and any pending application to the IRS for such a letter, and (iv) in the case of any plan for which Forms 5500 are required to be filed, a copy of the two most recently filed Forms 5500, with schedules attached.

(c) Except as could not reasonably be expected to have a Material Adverse Effect either individually or in the aggregate, no event has occurred in respect of any Business Employee Plan that could be reasonably expected to subject (i) Purchaser to any penalty or liability under Title I or Title IV of ERISA or under Chapter 43 of the Code, or (ii) any of the Conveyed Assets to a lien under Title I or Title IV of ERISA or under the Code. For purposes of this Agreement the term “ERISA Affiliate” means any entity that is, or was at any time for which any relevant statute of limitations remains open, together with Seller, treated as a “single employer” under Sections 414(b), 414(c) or 414(m) of the Code. Neither Seller nor its Affiliates have been required to contribute to any “multiemployer plan” as defined in Section 4001(a)(8) of ERISA at any time in the seven years immediately preceding the Closing Date.

(d) The Seller Savings Plan is intended to be qualified under Code Section 401(a) and is so qualified. The Seller Savings Plan, including any associated trust or fund, has in all material respects been administered in accordance with its terms and with applicable Laws.

(e) SiCom is not currently the sponsor of, nor does it currently maintain, any Plan, and SiCom has not sponsored or maintained any Plan during the six-year period preceding the Closing Date.

(f) Intersil BV is in compliance, in all material respects, with all applicable Laws in respect of (i) any Plan sponsored or maintained by Intersil B.V. and (ii) any employee benefit program or policy mandated by the Netherlands.

Section 5.18. Collective Bargaining Agreements; Employee Matters. (a) Neither Seller nor any of the Acquired Companies is a party to, bound by or subject to (and none of the assets or properties of Seller or any of the Acquired Companies is subject to) any labor agreement or collective bargaining agreement respecting the Employees, nor is there any pending or, to the Knowledge of Seller, threatened labor dispute of any kind, any work stoppage or any union organizing effort by or respecting the Employees, and Seller has not has experienced any labor interruptions over the past three years.

(b) Schedule 5.18 sets forth a complete and accurate list of all Employees and of all consultants and other independent contractors who provide services to the Business having an annual base salary (or, in the case of any independent contractor, annual contract remuneration) in calendar year 2002 of $100,000 or more, their title or function, current compensation and bonus arrangements, and, if not a citizen of the United States, the status and duration of that Employee’s, independent contractor’s or consultant’s visa and/or work permit, if any, providing a legal basis for employment. All independent contractors of the Business are properly classified as an independent contractor for purposes of any employment related Law or any Law concerning the status of independent contractors.

(c) Except for Employees previously disclosed to Purchaser, there are no other Employees who are necessary to the conduct of the Business and to enable Purchaser to operate and conduct the Business after Closing in substantially the same manner as the Business has heretofore been conducted by Seller.

Section 5.19. Brokers. Except as set forth on Schedule 5.19, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 5.20. Information Supplied. None of the information supplied by Seller for inclusion or incorporation in the Notice Materials shall at the date it is filed with the California Department of Corporations, at the time the Hearing is held and at the date the Permit is issued contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. None of the information supplied by Seller for inclusion or incorporation in the Registration Statement, if Purchaser files a Registration Statement pursuant to Section 7.15(b), shall at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Notwithstanding the foregoing, Seller makes no representation or warranty with respect to any statements made or incorporated therein based on information supplied by Purchaser for inclusion or incorporation in any of the Notice Materials.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 6.1. Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of Delaware.

Section 6.2. Corporate Authorization. Purchaser has all requisite power and authority to execute and deliver this Agreement and the documents contemplated hereby, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Purchaser of this Agreement and the documents contemplated hereby have been duly authorized by all requisite action on the part of Purchaser and no other proceedings on the part of Purchaser are required in connection with the execution, delivery and performance by Purchaser of this Agreement and the documents contemplated hereby.

Section 6.3. Binding Effect. Each of this Agreement and the documents contemplated hereby constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless or whether enforcement is sought in a proceeding in equity or law).

Section 6.4. Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and the documents contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the organizational documents of Purchaser, (ii) subject to obtaining the consents referred to in Schedule 6.4, violate, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under any agreement, contract or other instrument to which Purchaser is a party or to which its assets are subject or (iii) assuming compliance with the matters set forth in Sections 5.5 and 6.8, violate or result in a breach of or constitute a default under any Law or other restriction of any court or Governmental Authority to which Purchaser is subject.

Section 6.5. Capital Stock of Purchaser.

(a) The authorized Capital Stock of Purchaser consists solely of (i) 400,000,000 shares of common stock, $.001 par value and (ii) 10,000,000 shares of preferred stock, par value $.001 per share, of Purchaser (the “Purchaser Preferred Shares”, and together with the Purchaser Common Stock, the “Purchaser Shares”), of which 500,000 Purchaser Preferred Shares have been designated as Series A Preferred Stock, par value $.001 per share.

(b) As of June 29, 2003, (i) 145,644,042 Purchaser Shares were issued and outstanding, (ii) 13,523,530 shares of Purchaser Common Stock were held in treasury by either Purchaser or its subsidiaries, (iii) 65,364,959 shares of Purchaser Common Stock were reserved for issuance under the Purchaser’s option plans, (iv) 65,364,959 shares of Purchaser Common Stock were reserved for issuance under the Purchaser’s option plans, (v) 45,577,829 shares of Purchaser Common Stock were subject to outstanding options granted under the Purchaser’s option plans, (vi) 450,000 shares of Purchaser Common Stock were reserved for issuance pursuant to an outstanding warrant, (vii) 1,883,012 shares of Purchaser Common Stock were reserved for issuance under the Purchaser Employee Stock Purchase Plan, (viii) 4,874,391 shares of Purchaser Common Stock were reserved for issuance in connection with the Purchaser 5 1/4% Convertible Subordinated Notes due 2006 issued by the Purchaser pursuant to the Indenture, dated as of May 11, 2001, by and between the Purchaser and United States Trust Company of New York, as trustee Convertible Notes, and (ix) no Purchaser Shares were reserved for issuance for any other purpose. All of the outstanding Purchaser Shares have been duly authorized and are validly issued, fully paid and non-assessable. All Purchaser Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(c) No Purchaser Preferred Shares are issued and outstanding. As of June 30, 2003, (i) 10,000,000 Purchaser Preferred Shares were reserved for issuance in connection with the rights issued pursuant to the Rights Agreement, dated as of July 5, 2002, by and between Purchaser and American Stock Transfer & Trust Company, as rights agent, and (ii) no Purchaser Preferred Shares were reserved for any other purpose.

(d) None of the Purchaser Shares is subject to any preemptive or similar rights created by any Laws, organizational documents of Purchaser or Purchaser Contracts. There are no Liabilities of Purchaser or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Purchaser or any of its subsidiaries.

Section 6.6. SEC Reports. Purchaser has timely filed with the SEC, and has made available to Seller true, correct and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it with the SEC since January 1, 2001 (collectively, the “Purchaser SEC Reports”). The Purchaser SEC Reports (a) were prepared in accordance with the requirements of applicable Laws and (b) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.

Section 6.7. Absence of Certain Changes or Events. Since April 4, 2003, except as disclosed in Purchaser SEC Reports filed and publicly available prior to the date of this Agreement, Purchaser has not suffered any event, occurrence, development, condition, effect, change or state of facts which has had or would have a material adverse effect on Purchaser and Purchaser has conducted its business in the ordinary course of business consistent with past practice.

Section 6.8. Purchaser Consents and Approvals. Except as set forth in Schedule 6.8, the execution, delivery and performance of this Agreement and the documents contemplated hereby by Purchaser do not and will not require any consent or approval of any Governmental Authority or any Person, except for the notification requirements of the HSR Act.

Section 6.9. No Litigation. Except as may be set forth in the Purchaser SEC Reports filed and publicly available prior to the date of this Agreement, no litigation, investigation or proceeding by or before any court or Governmental Authority or arbitrator is pending against or, to the Knowledge of Purchaser, threatened against Purchaser, which will have a material adverse effect on the ability of Purchaser to perform its obligations hereunder.

Section 6.10. Financial Capability. Purchaser has sufficient funds to pay the Cash Consideration on the terms and conditions contemplated by this Agreement.

Section 6.11. Brokers. Except as set forth in Schedule 6.11, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

Section 6.12. Information Supplied. None of the information supplied by Purchaser for inclusion or incorporation in the Notice Materials shall at the date it is filed with the California Department of Corporations, at the time the Hearing is held and at the date the Permit is issued contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. None of the information supplied by Purchaser for inclusion or incorporation in the Registration Statement, if Purchaser files a Registration Statement pursuant to Section 7.15(b), shall at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to any statements made or incorporated therein based on information supplied by Seller for inclusion or incorporation in any of the Notice Materials.

Section 6.13. Benefits of Affected Employees. To the Knowledge of Purchaser, except as set forth on Schedule 6.13, as of the date hereof, Purchaser’s employee pension and welfare benefits to be offered to the Affected Employees in accordance with Section 7.5 as of the Closing Date will be substantially comparable in the entirety to the employee pension and welfare benefits provided, as of the date hereof, to the Affected Employees by the Seller and its Affiliates and will, as of the Closing Date, be so substantially comparable to such benefits provided by Seller on the date hereof.

ARTICLE VII.

COVENANTS

Section 7.1. Information and Documents; Access to Employees; Cooperation on Claims. (a) From and after the date hereof and pending the Closing, upon reasonable advance notice, Seller shall permit Purchaser and its representatives to have access, during regular business hours and subject to Seller’s reasonable rules and regulations, to the assets, employees, books and records of Seller relating to the Business, and shall furnish, or cause to be furnished, to Purchaser, such financial, tax and operating data and other available information with respect to the Business as Purchaser shall from time to time reasonably request; provided, that no such access shall unreasonably interfere with Seller’s operation of its business, including, without limitation, the Business; and Purchaser and its representatives shall not be permitted to perform any intrusive investigations (including, without limitation, soil, ground water, sediment, building material, surface water or air sampling) without Seller’s consent, which may be withheld in its sole discretion; provided further, that all information received by Purchaser and given by or on behalf of Seller in connection with this Agreement and the transactions contemplated hereby will be held by Purchaser and its agents and representatives as Evaluation Materials, as defined in, and pursuant to the terms of, the Confidentiality Agreement.

(b) From and after the date hereof, each of Purchaser and Seller shall use commercially reasonable efforts to promptly cooperate with the other in its defense or prosecution of any claim relating to a Retained Liability or an Assumed Liability, as the case may be, involving a third party, and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include, but not be limited to, making Employees available promptly on a mutually convenient basis (at the reasonable cost and expense of the Party making the request) in connection with the other party’s compliance with the provisions of this Section 7.1(b).

Section 7.2. Conduct of Business. From and after the date hereof and to the Closing, except as otherwise contemplated by this Agreement, for the actions set forth on Schedule 7.2, or as Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, Seller shall conduct the Business, and will cause the Business to be conducted, in the ordinary and usual course consistent with past practice, and use commercially reasonable efforts to preserve intact the Business and related relationships with customers, suppliers and other third parties. From and after the date hereof and to the Closing, except as otherwise contemplated by this Agreement, for the actions set forth on

Schedule 7.2, or as Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, or as may be necessary to remove or preserve the Excluded Assets, Seller shall:

(a) maintain insurance coverage at levels consistent with presently existing levels;

(b) not incur, create or assume any Lien with respect to any material Conveyed Asset other than Permitted Encumbrances;

(c) not acquire, make any new commitment, increase any previous commitment to acquire or dispose of any of the Conveyed Assets except for acquisitions or dispositions of Inventories, as the case may be, in the ordinary course of business consistent with past practice;

(d) not enter into any new Intellectual Property license agreements and not enter into any new or otherwise amend any term of, or waive any right under, any existing Material Contract outside of the ordinary course of business consistent with past practice;

(e) not make any new commitment or increase any previous commitment for capital expenditures for the Business in an amount exceeding $500,000 in the aggregate outside of the ordinary course consistent with past practice;

(f) other than with respect to employees listed on Schedule 7.2(f), not increase compensation and benefits to Employees, except in the ordinary course of business or make any advance or loan to any Employee, except in the ordinary course of business;

(g) other than as provided in Section 7.17, not settle any litigation or dispute relating to the Business, the Conveyed Assets, or any Assumed Liability or Employee for an amount in excess of $500,000 or on terms that would otherwise adversely affect the Business or compromise Purchaser’s right to operate the Business in a manner consistent with the manner in which it is currently operated by Seller and its Affiliates;

(h) collect the accounts receivable and pay the accounts payable of the Business in the ordinary course of business consistent with past practice; and

(i) not agree to take any of the foregoing actions (except in subsections (a) and (h)).

Nothing in this Agreement shall diminish Seller’s sole title to the Business or shall be construed to limit Seller’s discretion to operate the Business in the ordinary course (subject to the limitations set forth above in this Section 7.2), or shall give Purchaser any ownership rights to the Conveyed Assets, before the Closing Date.

Section 7.3. Conduct of Purchaser’s Business Prior to Closing. From and after the date hereof and to the Closing, except as otherwise contemplated by this Agreement, or as Seller shall otherwise consent in writing, which consent shall not be unreasonably withheld, Purchaser shall:

(a) not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(b) not adopt a plan of complete or partial liquidation or dissolution;

(c) not issue, deliver, sell, dispose of or commit to the issuance, sale or disposition of any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock (except for the grant of options to employees in the ordinary course of business, the issuance of shares pursuant to options that were granted under Purchaser’s stock option plans prior to the date of this Agreement and are outstanding on the date of this Agreement, and the issuance of shares of capital stock in an amount not to exceed ten percent (10%) of the capital stock outstanding on the date hereof);

(d) not redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than pursuant to the terms in effect as of the date hereof of its option, benefit and share repurchase plans existing on the date of this Agreement and other de minimis private repurchases; or

(e) not take, or propose to take, or agree to take in writing or otherwise, any of the actions described in sections (a) through (d) above or any action which would be reasonably likely to prevent or materially delay the consummation of the transactions contemplated hereby or make any of the representations or warranties of Purchaser contained in this Agreement untrue and incorrect as of the date when made if such action had then been taken.

Section 7.4. Reasonable Best Efforts; Certain Governmental Matters.

(a) Upon the terms and subject to the conditions herein provided (including, without limitation, Section 2.2), each of the Parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary for it to do under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including the execution and delivery of any further instruments or documents which are reasonably requested by the other Party or its counsel in order to evidence or facilitate the consummation of the transactions contemplated hereby.

(b) Not later than five Business Days after the date hereof and pursuant to the applicable requirements of the HSR Act and the rules and regulations thereunder, the Parties shall cause to be filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice all requisite documents and notifications in connection with the transactions contemplated by this Agreement. Each Party shall inform the other Party of any material communication such Party has with the Federal Trade Communication or the Antitrust Division of the Department of Justice. The Parties shall comply with the HSR Act in connection with securing all necessary approvals or waivers thereunder and shall each use its commercially reasonable best efforts to obtain an early termination of the applicable waiting period. Purchaser and Seller shall use their commercially reasonable best efforts to resolve diligently and expeditiously any objections that may be asserted by the Federal Trade

Commission or the Antitrust Division of the Department of Justice with respect to the transactions contemplated by this Agreement and shall cooperate fully and in good faith in connection with overcoming any such objections and fulfilling any requests for additional information or documentation with respect to the filing.

(c) The Parties shall cooperate with one another (i) in determining whether any other action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (ii) in taking such actions or making any such filings, in furnishing such information as may be required in connection therewith, and in seeking timely to obtain any such actions, consents, approvals or waivers.

(d) Each of Seller and Purchaser shall keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Authority.

(e) From the date of the Agreement until the Closing Date, Seller will give Purchaser prompt written notice (including via CEO-to-CEO e-mail) upon becoming aware of any material development affecting the assets, Liabilities, business, financial condition or operations of the Business, or any event or circumstance that could reasonably be expected to result in Seller being unable to deliver a certificate of Seller, dated as of the Closing Date and signed by an officer of Seller, certifying the fulfillment of the matters set forth in this Section 4.2(a); provided, however, that no such disclosure will be deemed to prevent or cure any breach of, or inaccuracy in, amend or supplement any Schedule to, or otherwise disclose any exception to, any of the representations and warranties set forth in this Agreement; and provided further, however, that any claim arising from any such development, event or circumstance shall be treated as a claim under Section 8.2(a)(i) that the applicable representation and warranty of Seller has been breached and Purchaser shall have no claim under Article VIII that this Section 7.4(e) has been breached.

Section 7.5. Employees and Employee Benefits.

(a) Employees—Offer of Employment; Continued Employment; Severance. As of 12:01 a.m. on the day immediately following the Closing Date (the “Effective Time”), Purchaser agrees to employ each Employee (other than any Employee on short-term or long-term disability or any approved leave of absence, including without any limitation any Employee on maternity leave, workers compensation, Family Medical Leave Act leave, or absent due to any other paid or unpaid approved leave, which individuals shall be subject to Section 7.5(f) below) in the same or a comparable position and at a rate of pay at least equal to the Employee’s rate of pay in effect on the Closing Date and with benefits which shall be substantially comparable to the employee benefits provided to similarly situated employees of the Purchaser. For purposes of this Section 7.5, references to “pay” shall include base pay plus any commission and, for 2003 an opportunity to earn under the terms of the Purchaser’s bonus program, a dollar amount equal to not less than 100% of the target dollar amount under Seller’s annual bonus plan for 2003 (prorated for the period between the Closing Date and the close of 2003), but shall exclude retention and retention/performance allowances. Such employment shall be at a location within a 25 mile radius of the Employee’s location of employment as of the Closing Date. Schedule 7.5(a) (which shall be updated by Seller on the Closing Date) shall set forth the name of each Employee and his or her current rate of base pay, bonus or commission arrangements, current work location, position, date of hire and service creditable under the following provisions of this Section 7.5(a). Purchaser shall be solely responsible for all wages and other compensation (including bonuses, incentive payments and commissions) accruing with respect to periods after the Closing Date with respect to the Affected Employees, as well as compliance with all legal duties owed to such Employees following the Closing Date, except for those duties and obligations for which Seller or its Affiliates remain liable in accordance with this Agreement. Subject to applicable law, Purchaser may change the conditions of employment after the Closing Date. Employees shall also be provided credit by Purchaser for all service with Seller and its Affiliates, to the same extent as such service was credited by Seller and its Affiliates, under (x) all employee benefit plans, programs, policies and fringe benefits of Purchaser for purposes of eligibility and vesting and (y) in addition, in respect of severance plans, programs and policies, for purposes of calculating the amount of each Employee’s severance benefits. Purchaser shall have no obligation whatsoever with regard to former employees of the Business who are not Employees as of the Closing Date.

(b) Savings Plans.

(i) At the Effective Time, each participant in the Seller Savings Plan (as defined in Section 7.5(b)(ii) below) who is an Affected Employee shall cease to be an active participant under such Plan, and shall become a participant in the Purchaser Savings Plan (as defined in Section 7.5(b)(ii) below). If Purchaser does not have a tax qualified 401(k) plan, Purchaser shall adopt a plan or plans to cover the Affected Employees as of the Closing Date. Purchaser shall ensure that the Purchaser Savings Plan will recognize the accrued service of Affected Employees with Seller and its Affiliates up to and including the Closing Date for all relevant purposes, to the extent credited under the terms of the Seller Savings Plan as in effect on the Closing Date. As soon as practicable after the Closing Date, Seller shall deliver such accrued service data to Purchaser.

(ii) As soon as practicable after the Closing Date, Seller and Purchaser shall, if necessary, file IRS Form 5310-A for their respective tax qualified 401(k) plans, giving 30 days advance notice of a transfer of assets from the Intersil Corporation Retirement Plans (the “Seller Savings Plan”) to the savings plan sponsored by Purchaser that is a plan qualified under section 401(k) of the Code (the “Purchaser Savings Plan”). As soon as practicable after the 30-day periods from the dates of filing of the IRS Forms 5310-A have been completed, or if such filings are unnecessary, as soon as practicable, but in no event more than 180 days after Closing, Seller shall cause the Seller Savings Plan to transfer the account balances of all Affected Employees in cash to the Purchaser Savings Plan. Purchaser, on the one hand, and Seller, on the other hand, each agree to use its reasonable efforts and to cooperate with the other to effect as promptly as possible the transfers of assets contemplated under this Section 7.5(b)(ii), subject to Seller’s and Purchaser’s receipt, each from the other, of reasonably satisfactory evidence that the Purchaser Savings Plan and the Seller Savings Plan, respectively, are in compliance with all relevant Tax and labor Laws (including ERISA).

(iii) To the extent permitted by applicable law, Seller will give Purchaser reasonable access to the records of Seller necessary to administer the retirement benefits of Affected Employees transferred to the Purchaser Savings Plan.

(c) Accrued Entitlements. Each Affected Employee shall cease to participate in the employee benefit plans, programs and arrangements of Seller immediately prior to the Effective Time applicable to such Affected Employee. Neither Purchaser nor its Affiliates shall have any liability for, and Seller shall be solely liable and responsible for, (i) compensation, if any, payable to or for the benefit of any person prior to such time, if any, as such person becomes an Affected Employee, and subject to Section 7.5(b), in the case of each Affected Employee, all compensation with respect to periods prior to the Effective Time, and (ii) liabilities, if any, incurred under any employee benefit plan, program or arrangement of Seller or its Affiliates by any person who does not become an Affected Employee, and, in the case of each Affected Employee, and subject to Section 7.5(b) all liabilities incurred under any employee benefit plan, program or arrangement of Seller or its Affiliates that is incurred prior to the Effective Time. For purposes of the foregoing, the following liabilities shall be deemed to be incurred as follows: (A) in the case of life insurance, accidental death and dismemberment insurance or business travel accident insurance, when the death or accident giving rise to the claim occurs; (B) in the case of disability benefits, when the individual becomes entitled to benefits under the terms of the applicable disability plan of Seller or Purchaser as the case may be; and (C) in the case of health, dental and/or prescription drug benefits, when the services, materials or supplies for which coverage is claimed are provided or sold. Without limiting the foregoing, Purchaser and its Affiliates shall have no liability for, and Seller shall be solely liable and responsible for, the severance or similar separation pay benefits, if any, with respect to any person who does not become an Affected Employee.

(d) Medical and Welfare Plan Obligations. Commencing at the Effective Time, Purchaser shall include the Affected Employees in its welfare plans subject to the following sentence. Purchaser agrees to waive any waiting periods or limitations for preexisting conditions under its medical and dental plans and agrees in good faith to use its commercially reasonable efforts to waive any waiting periods or limitations for preexisting conditions under its short-term and long-term disability plans, other than any such limitation or waiting period to which the Affected Employee would have been subject, and which would not have been satisfied, at the Effective Time if the applicable Business Employee Plan had applied the same rules as the applicable Purchaser medical or dental plan, and to ensure that the Affected Employees are given credit for any amounts paid toward deductibles, out-of-pocket limits or similar fees on or prior to the Closing Date and during the plan year in which the Closing Date falls.

(e) Flexible Spending Accounts. Seller and their Affiliates and Purchaser shall cooperate so that, effective as soon as practicable following the Effective Time, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the Seller FSAs of the Affected Employees who are participants in the Seller FSAs (the “Covered Employees”) shall be transferred to one or more comparable plans of the Purchaser (collectively, the “Purchaser Flex Plan”); (ii) the elections, contribution levels and coverage levels of the Covered Employees shall apply under the Purchaser Flex Plan in the same manner as under the Seller FSAs; and (iii) the Covered Employees shall be reimbursed from the Purchaser Flex Plan for claims incurred at any time during the plan year of the Seller Flex Plan in which the Closing Date occurs and submitted to the Purchaser Flex Plan after the Closing Date substantially on the same basis, terms and conditions as under the Seller FSAs. As soon as practicable after the Closing Date, and in any event within 60 Business Days after the amount of the Transferred FSA Balances is determined, (A) Seller and their Affiliates shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and (B) Purchaser shall pay Seller and their Affiliates the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(f) Employees Absent on Disability or Leaves of Absence—Offer of Employment; Continued Employment; Severance. When an Employee who is, on the Closing Date, absent for a reason described in the first sentence of Section 7.5(a) seeks to return to active employment within any deadline imposed by Seller or applicable Law, Purchaser shall offer employment to such Employee in the same or a comparable position to that which the Employee occupied before such absence but only at such time that the Employee is capable of performing the essential functions of the position occupied immediately before such absence. In addition, immediate employment in the same (or, where permissible under the statute to which leave was taken, comparable) positions will be offered to those Employees returning from authorized leaves of absence such as parental, family and medical, and military leaves or other leaves where return to work is subject to statutory requirements. Until Purchaser is required under this Section 7.5(f) to offer employment to an Employee who is subject to Section 7.5(f) such Employee shall remain an employee of the Seller.

(i) Purchaser’s offer of employment on the Closing Date to any Employee may be conditioned in the offer letter to such Employee on such Employee being legally able to commence active employment with Purchaser or one of its Affiliates. Purchaser and Seller shall use reasonable efforts to enable any such Employee to commence active employment with Purchaser as soon as practicable following the Closing Date.

(g) No Third Party Beneficiaries. Except as expressly provided herein, nothing contained herein, expressed or implied, is intended to confer upon any Employee of Seller any benefits under any benefit plans, programs, policies or other arrangements, including, but not limited to, severance benefits or right to employment or continued employment with Purchaser for any period by reason of this Agreement. In addition, the provisions of this Agreement, in particular this Section 7.5, are for the sole benefit of the Parties to this Agreement and are not for the benefit of any third party.

(h) No Duplication of Benefits. Neither the Purchaser, the Seller, nor any of their Affiliates (or their successors) shall be required to take any actions hereunder that would result in duplication of the benefits with respect to any Affected Employee.

Section 7.6. Bulk Transfer Laws. Purchaser acknowledges that Seller has not taken, and does not intend to take, any action required to comply with any applicable bulk sale or bulk transfer laws or similar laws. Seller shall indemnify and hold Purchaser harmless, pursuant to Section 8.2, against and in respect of any Losses arising from applicable bulk sale or bulk transfer laws or similar laws.

Section 7.7. Compliance with WARN, Etc. Purchaser shall be solely responsible for compliance with any notice obligations under the Worker Adjustment and Retraining Notification Act (“WARN Act”), 29 U.S.C. ss.2101 et seq. (and/or all state and local analogues of said Act) arising from its failure to hire and retain any of the Employees that it is required to hire pursuant to Section 7.5. Purchaser shall indemnify and hold Seller harmless, pursuant to Section 8.2, against and in respect of any Losses arising from its failure to hire any of the Employees that Purchaser is obligated to hire hereunder or arising from any action resulting in employment loss of any such Employees on or after the Effective Time. Seller shall be solely responsible for compliance with any notice obligations under the WARN Act (and all state and local analogues of said Act) arising from any action resulting in employment loss of any Employees prior to the Effective Time; and Seller shall indemnify and hold Purchaser harmless, pursuant to Section 8.2 hereof, for any claims arising from any action resulting in employment loss of any Employees prior to the Effective Time or arising from any action resulting in employment loss prior to or on the Closing Date of any Employee that Purchaser is not required to hire hereunder.

Section 7.8. Insurance. As of the Closing Date, the coverage under all insurance policies related to the Business shall continue in force only for the benefit of Seller and its Affiliates and not for the benefit of Purchaser. Purchaser agrees to arrange for its own insurance policies with respect to the Business covering all periods and agrees not to seek, through any means, to benefit from any of Seller’s or its Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Business on or prior to the Closing Date.

Section 7.9. Names and Logo. Except as provided in the IP Agreement, as soon as reasonably practicable after the Closing Date, Purchaser shall, or shall cause its Subsidiaries to revise product literature, change signage and stationery, and discontinue the use of any name or logo set forth in Section 2.3(h).

Section 7.10. Covenant Not to Compete; Confidentiality; Exclusivity. (a) Seller agrees that, during the four year period immediately following the Closing, Seller shall not, directly or indirectly, engage in, or have any financial or other interest in, or manage or operate, or provide or arrange any financing for any Person or business (whether as director, officer, employee, agent, representative, security holder, equity owner, partner, member, consultant or otherwise) that engages in the business of developing, producing, manufacturing, have-manufacturing, marketing or sale of chip sets for the wireless networking market (other than the wide area networking market) (a “Competing Business”), unless Purchaser ceases to operate the Business in its entirety and such cessation does not result from a sale, transfer or disposition of the Business by Purchaser; provided, however, that it shall not be a violation of this Section 7.10 for Seller or any of its Affiliates (i) to own, directly or indirectly, solely as an investment, securities of any Person that are traded on a national securities exchange or the Nasdaq Stock Market (or a recognized securities exchange outside the United States) if Seller or any of its Affiliates (x) is not a controlling Person or a member of a group that controls such Person and (y) does not, directly or indirectly, own 10% or more of the voting securities of such Person, (ii) to directly or indirectly acquire any Person, provided that not more than 25% of the revenues of such acquired Person for the twelve months preceding the acquisition were derived from a Competing Business and provided that the Seller disposes of such Competing Business within twelve months after the closing date of such acquisition, or (iii) to continue operating existing lines of business, other than the Business, or any of the Excluded Assets; and provided further, however, that notwithstanding the foregoing Seller’s obligations and liabilities under this Section 7.10(a) shall automatically terminate upon the consummation of a transaction pursuant to which a transferee or successor of Seller owns more than a majority of the voting power of Seller or all or substantially all of the assets of Seller immediately following the consummation of such transaction; and further, provided that such transferee or successor may not use any of the Intellectual Property included in the Conveyed Assets or licensed by Purchaser to Seller or licensed by Seller to Purchaser under the IP Agreement to assist the conduct of a Competing Business.

(b) For a period of two years from and after the Closing Date, neither Party nor any of its respective Affiliates will recruit, solicit, lure or entice away, or in any other manner persuade or attempt to persuade to leave the employ of the other Party hereto any Person who is an employee of the other Party either on the date hereof or who subsequently becomes an employee of such other Party during such two-year period. For a period of one year from and after the Closing Date, neither Party hereto nor any of its Affiliates will employ or engage as a consultant any Person who is an employee of the other Party either on the date hereof or who subsequently becomes an employee of such other Party during such one-year period; provided, however, that this sentence shall not apply to any Person whose employment by a Party was terminated as a result of a layoff or reduction in force by such Party. If a Party is acquired by another Person, this Section 7.10(b) shall not restrict the actions of such other Person and shall only be applicable to such Party. Notwithstanding anything in this Section 7.10(b) to the contrary, each Party agrees to consider any request by the other Party that an employee of the other Party be permitted to transfer employment and become an employee of the Considering Party.

(c) Seller acknowledges and agrees that, to the extent the Conveyed Assets included information concerning the Business which had been previously delivered by Seller to Purchaser prior to the Closing (“Confidential Information”), such Confidential Information effective at the Closing will be acquired by Purchaser and will become the property of Purchaser. During the five year period immediately following the Closing, neither Seller nor any Affiliate of Seller shall disclose any Confidential Information to any person or entity for any reason or purpose whatsoever other than to Purchaser, nor shall Seller nor any Affiliate of Seller make use of any Confidential Information for its own benefit or for the benefit of any other Person or entity unless the prior written consent to such disclosure or use is obtained from Purchaser. The foregoing restriction shall not apply to any disclosure of Confidential Information to the extent that (i) such Confidential Information subsequently becomes publicly available without breach of any obligation of confidentiality, (ii) such Confidential Information becomes available to Seller or its Affiliates on a non-confidential basis from a third party that is, to the Knowledge of Seller or its Affiliates, not bound by a confidentiality agreement with or subject to any obligation nor duty of confidentiality; (iii) such disclosure is required by applicable law or any rule, regulation or order of any Governmental Authority or in connection with any litigation, provided that Seller or its Affiliates shall provide Purchaser with prompt notice of any such order prior to disclosure so that appropriate protective orders may be sought.

(d) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.10 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 7.11. Further Assurances. At any time after the date hereof, Seller and Purchaser shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Seller or Purchaser, as the case may be, and necessary for Seller or Purchaser, as the case may be, to satisfy its obligations hereunder.

Section 7.12. Books and Records. Seller and Purchaser agree that from and after the Closing, each Party shall make available to the other Party (at that Party’s expense), during normal business hours and upon reasonable notice, and subject to any applicable privileges, the Party’s respective books and records, but only to the extent that such books and records pertain to (a) any Taxes owed to a taxing authority or information necessary to complete a Tax Return, (b) compliance with reporting, filing or other requirements related to the conduct of the business imposed on such Party by a Governmental Authority or taxing authority, or (c) the assertion or defense of any claims or allegations in any arbitration, administrative or legal proceeding related to the conduct of the Business other than claims or allegations which one Party to the Agreement has asserted against the other. Notwithstanding the above, all books and records that pertain exclusively to the Acquired Companies, Affected Employees, Business, Conveyed Assets, and Equipment shall belong to Purchaser, and Purchaser shall take possession of said books and records within 180 days of the Closing. Seller and Purchaser shall reasonably cooperate with each other with respect to whether any such books and records may be kept in Seller’s facility as maintained in the normal course of business.

Section 7.13. Certain Tax Matters.

(a) SiCom and Choice-Intersil shall continue to be included for all taxable periods ending on or before the Closing Date in the consolidated federal income Tax Return for the affiliated group of corporations of which Seller is the common parent and all Tax Returns of other consolidated, combined or unitary groups of corporations of which SiCom or Choice-Intersil were a member prior to the date hereof in accordance with past practice (together the “Pre-Closing Consolidated Returns”).

(b) Following the Closing, Seller shall have sole responsibility for the preparation and filing of all Pre-Closing Consolidated Returns and all other income Tax Returns of the Acquired Companies for all taxable periods ending on or before the Closing Date (together the “Pre-Closing Tax Returns”). Seller shall prepare and timely file the Pre-Closing Tax Returns and shall timely pay all Taxes required to be paid with respect to such Pre-Closing Tax Returns (“Pre-Closing Taxes”). Seller shall submit all such Tax Returns (prepared, in the case of Pre-Closing Consolidated Returns, on a pro forma basis) to Purchaser for review at least 15 days prior to filing. All such Pre-Closing Tax Returns shall be prepared in accordance with past practice unless otherwise required under applicable law.

(c) Except as otherwise provided in this Agreement, all Tax sharing agreements, arrangements and policies that may exist between the Acquired Companies and the Seller and any of its affiliates shall terminate as of the Closing and shall have no further effect for any taxable year.

(d) Purchaser and Seller shall reasonably cooperate with each other, following the Closing, in connection with the preparation of all Tax Returns with respect to the Business and the Acquired Companies and with respect to any tax audit or investigation related to the Business or the Acquired Companies. Purchaser and Seller shall retain, until the expiration of the applicable statute of limitation period (including any extensions thereof) copies of all Tax Returns and other records relating to Tax Periods or portions thereof ending on or prior to the Closing Date.

Section 7.14. Conveyance Taxes. Purchaser and Seller shall be responsible and liable for and shall indemnify and hold the other harmless against one half of any realty transfer, sales, use, transfer, value added, stamp, duty and other similar Taxes, and any transfer, recording, registration and other fees which become payable in connection with or by reason of the transactions contemplated by this Agreement (“Conveyance Taxes”). Purchaser, after reasonable review and comment by Seller shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedures. Seller shall execute and deliver all instruments and certificates reasonably necessary to enable Purchaser to comply with the foregoing. Purchaser shall timely complete and execute any available resale or other exemption certificates with respect to the inventory or other items sold hereunder, and shall provide Seller with executed copies thereof. Purchaser and Seller shall cooperate with each other in taking any and all actions reasonably designed to minimize the amount of Conveyance Taxes that may be incurred in connection with the transaction.

Section 7.15. Preparation of Notice Materials; Registration Statement.

(a) As promptly as practicable after the date of this Agreement, Purchaser shall prepare and file with the California Department of Corporations the documents required to qualify the offer and issuance of the Equity Consideration by Purchaser in connection with this Agreement under a permit under Section 25121 of the California Corporations Code and for the approval of the terms and conditions of the issuance of the Equity Consideration pursuant to this Agreement, and the fairness of such terms and conditions, by the Commissioner pursuant to a Hearing, including an application for such permit (the “Permit Application”), a request for such hearing (the “Hearing Request”), a notice of such hearing (the “Hearing Notice”) and all required or appropriate associated documents (collectively, with the Permit Application, the Hearing Request and the Hearing Notice, the “Notice Materials”), in order to perfect the exemption from registration provided by Section 3(a)(10) of the Securities Act. Purchaser shall use commercially reasonable efforts to obtain such permit and approval (the “Permit”) as promptly as practicable, including responding to any comments from the California Department of Corporations and causing its respective officers and other appropriate representatives to participate in the Hearing; provided, that Purchaser shall not be required to modify any terms of this Agreement in order to cause the Commissioner to approve the fairness of such terms and conditions. Purchaser shall notify Seller promptly of the receipt of any comments from the Commissioner or its staff and of any request by the Commissioner or its staff or any other government officials for amendments or supplements to any of the documents filed with the Permit Application or any other filing or for additional information and shall supply Seller with copies of all correspondence between Purchaser or any of its representatives and the Commissioner or its staff (or any other governmental officials) with respect to the filing. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Hearing Notice, Permit Application or any other filing, Purchaser shall promptly inform Seller of such occurrence and cooperate in filing with the Commissioner or its staff or any other government officials such amendment or supplement. Purchaser shall use its commercially reasonable efforts to comply with any applicable securities or “blue sky” Laws in connection with the issuance of the Equity Consideration pursuant to this Agreement. Seller shall use its commercially reasonable efforts to assist Purchaser as may be necessary to comply with such applicable securities and “blue sky” Laws in connection with the issuance of the Equity Consideration pursuant to this Agreement. Seller shall promptly provide all information relating to Seller, as applicable, necessary, or as reasonably requested by Purchaser, for inclusion in the Notice Materials to satisfy the requirements of all applicable securities Laws and shall cause its counsel and auditors to cooperate with Purchaser’s counsel and auditors in preparation of the Notice Materials. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Notice Materials, Purchaser will promptly inform Seller in writing of such occurrence and cooperate in preparing and mailing to the California Department of Corporations, if required, any such amendment or supplement.

(b) In the event that the Commissioner or its staff denies the request for the Hearing, or the Hearing does not result in the issuance of a Permit by the Commissioner, Purchaser shall, as promptly as practicable after it receives notice from the Commissioner that a Permit will not be issued as a result of the Permit Application (and in any event within 45 days after such notice), prepare and file the Registration Statement with the SEC. Purchaser will use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after filing with the SEC. Purchaser shall notify Seller promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the prospectus included in the Registration Statement (the “Prospectus”) or for additional information, and will supply Seller with copies of all correspondence between Purchaser or any of its representatives, on the one hand, and the SEC or its staff or any other government officials, on the other hand, with respect to the Registration Statement or the Prospectus. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Prospectus or the Registration Statement, Purchaser shall promptly inform Seller of such occurrence and cooperate in filing with the SEC or its staff or any other governmental officials such amendment or supplement.

(c) Purchaser shall cause such executive or executives as Seller reasonably requests (including, if so requested, Purchaser’s Chief Executive Officer and Chief Financial Officer) to attend any analyst group meetings, one-on-one meetings and other investment preparations to facilitate the distribution of the Equity Consideration, including but not limited to any “roadshow” meetings, for not more than seven Business Days within 30 days following the Closing Date. Purchaser shall bear all costs associated with any such activities.

Section 7.16. Stock Interest. Prior to the Closing, Choice-Intersil will divest its Equity Interest in Intersil Americas to an Affiliate of Seller or other person. Purchaser acknowledges that such Equity Interest in Intersil Americas is not a Conveyed Asset.

Section 7.17. **. Notwithstanding any provision of this Agreement or the IP Agreement to the contrary, with respect to the action titled **, pending in the ** (the “**”) and the action titled **, pending in the ** (the “**”):

(a) Promptly after the Closing, Purchaser shall **, as such term is defined in the IP Agreement.

(b) Promptly after the Closing, Purchaser shall grant to Seller at no cost to Seller ** prior to the Closing.

(c) If Seller desires to **, as such terms are defined in the IP Agreement, **, Purchaser shall promptly upon Seller’s request grant to Seller at no cost ** transferred to Purchaser among the Conveyed Assets issue, Purchaser shall, promptly upon Seller’s request, grant to Seller at no cost **.

(d) Promptly upon the written request of Seller, Purchaser shall **, until (1) **; or (2) **. Purchaser shall consider requests by Seller concerning the conduct of **; provided, however, that Purchaser shall in its sole discretion **.

(e) ** shall prosecute and defend or control the prosecution and defense of all claims and causes of action asserted against ** in the ** after the Closing Date, ** are finally resolved; provided, however, that settlement of the ** shall be **; and

**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(f) ** shall prosecute and defend or control the prosecution and defense of all claims, counterclaims, and causes of action in the **, and ** shall cooperate with ** in a reasonable manner in all such matters, including **, as such terms are defined in the IP Agreement, involved in **. Seller may not **. Promptly after receipt of notice of **. **, upon the receipt of such notice, shall be entitled but not required to prosecute and defend or participate in the defense of any such claim, counterclaim or cause of action at its own expense to reasonably protect any interest it has that is different from or inconsistent with the interest of **; provided, however, that all final awards of damages, reasonable legal fees and expenses, and costs of settlement (collectively, “Litigation Expenses”) incurred by Purchaser in connection with its defense of any such claim, counterclaim or cause of action shall not count toward Purchaser’s obligation to pay **. Notwithstanding anything to the contrary in this Agreement, if the **; and

(g) Provided Purchaser shall have fulfilled its obligations under this Section 7.17(a)-(f) above, Seller shall indemnify and hold harmless Purchaser up to ** less all amounts previously subject to ** at the time of payment by Seller under this Section 7.17 against **; provided, however, that Purchaser shall pay to Seller from time to time (within 30 days of Seller’s invoice) as requested by Seller an amount equal to ** paid or incurred by Seller; provided further, however, that Purchaser’s reimbursement obligation under this Section 7.17(g) shall not exceed an amount equal to **. All Litigation Expenses incurred by Seller prior to the Closing Date or relating to alleged infringement occurring prior to the Closing Date are to be borne by Seller.

Section 7.18. Transition Services. Prior to the Closing, Seller and Purchaser shall cooperate in good faith to determine the services to be provided by Seller to Purchaser pursuant to Exhibit A of the Transition Services Agreement (collectively, the “Transition Services”). Seller and Purchaser agree that services shall be in the categories of information technology, operations, finance (including accounts receivable and accounts payable), purchasing services and foundry support, completion of UHF2 production, tests and reliability, human resources and payroll, scheduling and operations planning and any other categories of services mutually agreed upon by Seller and Purchaser

**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

and further agree that any Transition Service shall be terminable by Purchaser upon not less than 30 days’ written notice to Seller. The Transition Services Agreement shall also permit Purchaser to access and use approximately 49,376 square feet in building 62 and 1,250 square feet in building 54 of Seller’s Palm Bay, Florida facility for up to 9 months from the Closing Date. Seller and Purchaser agree that the Transition Services shall be billed monthly at a rate equal to Seller’s full internal cost to provide them, determined in a manner consistent with Seller’s ordinary business practices prior to the Closing.

Section 7.19. Seller’s Conduct Pending Closing.

(a) From and after the date hereof and to the Closing, neither Seller nor any Affiliate controlled by Seller shall offer to sell, contract to sell, or otherwise sell, dispose of, loan pledge or grant any rights (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) (collectively, a “Disposition”) with respect to any shares of Purchaser Common Stock, any options or warrants to purchase any shares of Purchaser Common Stock (collectively, “Securities”) now owned or hereafter acquired directly by Seller or any Affiliate controlled by Seller or with respect to which the Seller has or hereafter acquires the power of disposition. The foregoing restrictions have been expressly agreed to preclude Seller or any Affiliate controlled by Seller from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a Disposition of Securities from and after the date hereof and to the Closing, even if such Securities would be disposed of by someone other than the Seller or any Affiliate controlled by Seller.

(b) Between the date of this Agreement and the Closing Date, Seller shall not, and shall cause its officers, directors, employees, agents, Affiliates or advisors not to (all such persons and entities, together with Seller, the “Seller Group”), initiate, solicit, encourage, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer (an “Acquisition Proposal”) to acquire, directly or indirectly, all or any significant part of the Business or any of the Acquired Companies, whether by merger, purchase of stock, purchase of assets or otherwise or provide any non-public information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transaction proposed hereby.

ARTICLE VIII.

SURVIVAL AND INDEMNIFICATION

Section 8.1. Survival; Knowledge of Breach.

(a) The representations and warranties contained in this Agreement and the Exhibits hereto, shall survive the Closing until April 1, 2005, except that (i) the representations and warranties contained in Section 5.16 (Taxes) shall survive the Closing until 60 days after the expiration of the relevant statute of limitations applicable to claims made under Laws applicable to any such breached representation and warranty; (ii) the first and second sentences of Section 5.1 (Organization and Qualification) and the representations and warranties contained in Section 6.1 (Organization and Qualification), the representations and warranties contained in Sections 5.19 and 6.11 (Brokers), and the first sentence of Section 5.12 (Assets) shall survive the Closing indefinitely; and (iii) the representations and warranties contained in Section 5.11 (Intellectual Property) shall survive the Closing until the fourth anniversary thereof. The covenants contained in this Agreement shall survive the Closing until the fifth anniversary thereof; provided, however, that any covenants relating to Taxes shall survive until 60 days after the expiration of the relevant statute of limitations applicable to claims made under Laws applicable to any such covenant. No claim may be made or suit instituted seeking indemnification pursuant to Section 8.2 for any breaches or inaccuracy in any representation or warranty unless a written notice describing such breach or inaccuracy in reasonable detail is provided to an Indemnifying Party within the survival periods set forth in this Section 8.1(a).

(b) The right to indemnification, payment of damages or other remedy based on the representations, warranties and covenants in this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy or compliance with, any such representation, warranty or covenant. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, will not affect the right to indemnification, payment of damages or other remedy based on a breach of such representation, warranty or covenant.

Section 8.2. Indemnification.

(a) From and after the Closing Date and subject to Sections 8.1 and 8.4, Seller shall indemnify and hold harmless Purchaser and its Affiliates, officers, directors, employees, representatives, agents and stockholders against and in respect of any and all losses, claims, damages, liabilities, reasonable costs and expenses, including reasonable legal fees and expenses and costs of investigation as such legal fees and expenses and costs of investigation are incurred (“Losses”), resulting or arising from or otherwise relating to (i) any breaches of Seller’s representations and warranties set forth in this Agreement and the Exhibits hereto, or in the certificates contemplated by Sections 4.2(a) and 4.2(d), (ii) any nonfulfillment of or failure to comply with any covenant set forth in this Agreement by Seller, or (iii) any Retained Liability; provided that Seller shall not be required to indemnify Purchaser for any Loss to the extent of any reserve against such specific Loss that was reflected as a current liability on the Closing Date Balance Sheet.

(b) From and after the Closing Date and subject to Sections 8.1 and 8.4, Purchaser shall indemnify and hold harmless Seller and its Affiliates, officers, directors, employees, representatives, agents and stockholders against and in respect of any and all Losses resulting or arising from or otherwise relating to (i) any breaches of Purchaser’s representations and warranties set forth in this Agreement and the Exhibits hereto, or in the certificates contemplated by Section 4.3(a), (ii) any nonfulfillment of or failure to comply with any covenant set forth in this Agreement by Purchaser, (iii) the operation of the Business or the Conveyed Assets or actions taken by or on behalf of Purchaser after the Closing, or (iv) any Assumed Liability.

(c) In any case where Purchaser is indemnified by Seller for a claim of Intellectual Property infringement by a Third Party, and where Seller has undertaken to defend the action brought by the Third Party, Purchaser shall provide reasonable cooperation to Seller in the Seller’s defense, conduct and compromise of the litigation with the Third Party. Seller shall grant Purchaser sufficient right to assert any Type 1 or Type 3 Patent, as such terms are defined in the IP Agreement, that Purchaser determines to assert against the Third Party in the litigation. Seller shall provide Purchaser the right to grant to a Third Party a non-exclusive license to any Type 1 or Type 3 Patent involved in the litigation as part of a settlement or compromise of the litigation.

(d) Any payments pursuant to this Article VIII shall be treated as an adjustment to the Purchase Price.

Section 8.3. Method of Asserting Claims, etc. All claims for indemnification by any Indemnified Party hereunder shall be asserted and resolved as set forth in this Section 8.3.

(a) In the event that any written claim or demand for which an Indemnifying Party would be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than 15 days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand) (the “Claim Notice”). Failure to give the Claim Notice in accordance with the foregoing terms shall relieve the Indemnifying Party of any liability hereunder only to the extent that the Indemnifying Party has suffered actual prejudice thereby. The Indemnifying Party shall have 30 days from the receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether or not it desires to defend the Indemnified Party against such claim or demand. An election to assume the defense of such claim or demand shall not be deemed to be an admission that the Indemnifying Party is liable to the Indemnified Party in respect of such claim or demand. All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party; provided, however, that the amount of such expenses shall be a liability of the Indemnifying Party hereunder, subject to the limitations set forth in this Article VIII. In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold the Indemnified Party harmless from and against any third party claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including, without limitation, attorney’s fees and court costs) incurred by the Indemnifying Party in its defense of the third party claim. In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend, or permit a Permitted Designee to defend, the Indemnified Party against such claim or demand, except as hereinafter provided, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings. If any Indemnified Party desires to participate in any such defense or settlement for which the Indemnifying Party has elected, pursuant to the prior sentence to defend, or permit its Permitted Designee to defend, the Indemnified Party may do so at its sole cost and expense. The Indemnified Party shall not settle a claim or demand without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed unless the settlement shall adversely affect the operations of the Indemnified Party and such adverse effect is not reasonably quantified and indemnified by Indemnifying Party in which case the written consent of the Indemnified Party may be withheld or delayed in the Indemnified Party’s sole discretion. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any Subsidiary or Affiliate thereof. If the Indemnifying Party elects not to defend the Indemnified Party against a claim or demand for which the Indemnifying Party has an indemnification obligation hereunder, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the amount of any such claim or demand, or, if the same shall be contested by the Indemnified Party, then that portion thereof as to which such contest is unsuccessful (and the reasonable costs and expenses pertaining to such contest) shall be the liability of the Indemnifying Party hereunder, subject to the limitations set forth in this Article VIII. To the extent the Indemnifying Party shall control or participate in the defense or settlement of any third party claim or demand, the Indemnified Party shall give the Indemnifying Party, its counsel and any Permitted Designee (with respect to any liability for which the Indemnifying Party may have an indemnity claim pursuant to any agreement it had made with such Permitted Designee as in effect as of the date hereof), access to, during normal business hours, the property and relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party. The Indemnified Party shall use its commercially reasonable efforts in the defense of all such claims. Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall state specifically the representation, warranty, or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the amount of the liability asserted against the Indemnifying Party by reason of the claim.

Section 8.4. Indemnification Amounts. No Indemnifying Party shall have liability under Sections 8.2(a)(i) or 8.2(b)(i) until the aggregate amount of Losses to an Indemnified Party exceeds two percent (2%) of the Purchase Price Value (the “Basket Amount”), in which case the Indemnified Party shall be entitled to be indemnified for all Losses in an amount up to thirty percent (30%) of the Purchase Price Value (the “Cap”) in the aggregate; provided, however, that any amounts paid by Seller pursuant to its obligations to indemnify Purchaser under Section 7.17 (**) shall not reduce Seller’s indemnification obligation under such thirty percent (30%) Cap. Notwithstanding the foregoing, the Cap shall equal one hundred percent (100%) of the Purchase Price Value less the aggregate payments made at any time by Seller under this Article VIII in connection with its liability (x) under Section 8.1(a)(i) solely with respect to the representations and warranties contained in Section 5.16 (Taxes) and (y) Seller’s obligations to indemnify Purchaser under Section 7.17. Except as otherwise provided for in Section 8.6, neither Party shall have liability under this Article VIII in any event in excess of one hundred percent (100%) of the Purchase Price Value.

Section 8.5. Losses Net of Insurance, Etc. The amount of any Loss for which indemnification is provided under Section 8.2 will reflect (i) the present value (at a discount rate equal to the prime rate as published in The Wall Street Journal) of the Tax benefit available to be taken by the Indemnified Party for United States federal and state income tax purposes in the year in which such Loss is suffered or incurred and which is determined by the applicable Indemnified Party’s tax return preparers to be without material risk of being disallowed on audit and (ii) the amount of any insurance proceeds or other reimbursement received in cash by the Indemnified Party in respect of such Loss in such year, net of the present value of any increase in insurance premiums

**	This portion of the Agreement is omitted and has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

resulting from such Loss and all reasonable costs and expenses incurred by such Indemnified Party in recovering such proceeds from its insurers.

Section 8.6. Sole Remedy/Waiver. The Parties hereto acknowledge and agree that, in the absence of fraud or intentional misrepresentation, the remedies provided for in this Agreement shall be the Parties’ sole and exclusive remedy with respect to the subject matter of this Agreement; provided, that the foregoing shall not be construed as limiting in any way the right of a Party to seek injunctive relief in accordance with Section 10.13. Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Seller set forth in Article V.

Section 8.7. No Punitive Damages. Notwithstanding anything to the contrary contained herein, no Indemnifying Party shall be liable to or otherwise responsible to any Indemnified Party for punitive damages that arise out of or relate to this Agreement or the performance or breach thereof or any liability retained or assumed hereunder.

Section 8.8. Mitigation of Damages. The Indemnified Party shall take all reasonable steps to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach or other occurrence which gives rise to the Loss.

Section 8.9. No Set-Off. Neither Seller nor Purchaser shall have any right to set-off any Losses against any payments to be made by either of them pursuant to this Agreement or otherwise.

ARTICLE IX.

TERMINATION

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Seller and Purchaser;

(b) by either Seller or Purchaser, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to December 31, 2003 (unless the failure to consummate the Closing by such date shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement);

(c) by either Seller or Purchaser if any court of competent jurisdiction or other competent Governmental Authority shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable;

(d) by Purchaser if either (i) there has been a breach of any representation or warranty of Seller with respect to representations and warranties that are qualified by materiality or a material breach of any representation or warranty of Seller with respect to representations and warranties that are not qualified by materiality, contained in this Agreement as of the date of this Agreement or as of any subsequent date (other than representations or warranties that expressly speak only as of a specific date or time, with respect to which Purchaser’s right to terminate will arise only in the event of a breach of such representation or warranty as of such specified date or time), or (ii) Seller has breached in any material respect any of its covenants and agreements contained in this Agreement, which breach would give rise or could reasonably be expected to give rise, to a failure of a condition set forth in Section 4.2 and has not been cured on or before the earlier of five Business Days before the Closing Date or ten Business Days after Purchaser notifies Seller of such breach; and

(e) by Seller if either (i) there has been a breach of any representation or warranty of Purchaser with respect to representations and warranties that are qualified by materiality or a material breach of any representation or warranty of Purchaser with respect to representations and warranties that are not qualified by materiality, contained in this Agreement as of the date of this Agreement or as of any subsequent date (other than representations or warranties that expressly speak only as of a specific date or time, with respect to which the Seller’s right to terminate will arise only in the event of a breach of such representation or warranty as of such specified date or time), or (ii) Purchaser has breached in any material respect any of its covenants and agreements contained in this Agreement, which breach would give rise or could reasonably be expected to give rise, to a failure of a condition set forth in Section 4.3 and has not been cured on or before the earlier of five Business Days before the Closing Date or ten Business Days after Seller notifies Purchaser of such breach.

Section 9.2. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party hereto shall have any liability to the other Party hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the Parties hereto contained in this Section 9.2 and in Sections 10.7, 10.8, 10.9, 10.10 and 10.12, and except that nothing herein will relieve any Party from liability for any breach of any covenant set forth in this Agreement prior to such termination, including liability for attorneys’ fees reasonably incurred by the terminating Party in connection with the transactions contemplated hereby.

ARTICLE X.

MISCELLANEOUS

Section 10.1. Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by Federal Express of other “overnight” courier service, or if sent by fax, provided that the fax is promptly confirmed by telephone confirmation thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

To Seller:

Intersil Corporation

675 Trade Zone Boulevard

Milpitas, CA 95035

Phone: +1.408.935.4343

Fax: +1.408.945.7040

Attn: Thomas Tokos, Esq.

with copies to:

Intersil Corporation

2401 Palm Bay Road NE, m/s 53-170

Palm Bay, FL 32905

Phone: +1.321.729.4590

Fax: +1.321.729.4006

Attn: Contracts Dept.

and

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

Phone: +1.215.994.4000

Fax: +1.215.994.2222

Attn: Christopher G. Karras, Esq.

To Purchaser:

GlobespanVirata, Inc.

100 Schulz Drive

Red Bank, NJ 07701

Phone: +1.732.345.7500

Fax: +1.732.345.7556

Attn: Robert McMullan

with a copy to:

Ropes & Gray LLP

45 Rockefeller Plaza

New York, New York 10111

Phone: +1.212.841.5700

Fax: +1.212.841.5725

Attn: Jonathan P. Cramer, Esq.

Section 10.2. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Seller and Purchaser, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3. Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets of such Party, without the prior written consent of the other Party hereto; provided, however, that if a Party is acquired, it may assign its rights under Section 7.10 to the acquiror. Any attempted assignment in contravention hereof shall be null and void.

Section 10.4. Entire Agreement. This Agreement (including all Schedules and Exhibits hereto) contains the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters other than the Confidentiality Agreement and any other written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

Section 10.5. Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 10.6. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Seller, Purchaser, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement. Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their permitted successors and assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and such successors and assignees, any legal or equitable rights hereunder.

Section 10.7. Public Disclosure. Notwithstanding anything herein to the contrary, each of the Parties to this Agreement hereby agrees with the other Party hereto that, except as may be required to comply with the requirements of any applicable Laws, and the rules and regulations of each stock exchange upon which the securities of one of the Parties is listed, if any, no press release or similar public announcement or communication shall, if prior to the Closing, be made or caused to be made concerning the execution or performance of this Agreement unless the Parties shall have consulted in advance with respect thereto.

Section 10.8. Return of Information. If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, Purchaser shall promptly return to Seller all books and records furnished by Seller, any of its Affiliates or any of their respective agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

Section 10.9. Confidentiality. Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind

(including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made (i) until the earlier of (x) the date of the public announcement of discussions relating to such transactions; (y) the date of the public announcement of such transactions and (z) the date of the execution of an agreement to enter into such transactions and (ii) to the extent required to be kept confidential to comply with any applicable federal or state securities Laws; and provided further that such disclosure shall be made without disclosing the names or other identifying information of any party, to the extent not inconsistent with the foregoing.

Section 10.10. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses.

Section 10.11. Schedules. Neither the listing nor description of any item, matter or document in any Schedule hereto nor the furnishing or availability for review of any document will be construed to modify, qualify or disclose an exception to any representation or warranty of any party made herein, except to the extent that such representation or warranty specifically refers to such Schedule and such modification, qualification or exception is clearly described in such Schedule or the applicability of such modification or qualification or exception is reasonably apparent from the description contained in the Schedules.

Section 10.12. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, ITS RULES OF CONFLICT OF LAWS NOTWITHSTANDING. Seller and Purchaser hereby agree and consent to be subject to the jurisdiction of the United States District Court for the Southern District of New York and in the absence of such Federal jurisdiction, the Parties consent to be subject to the jurisdiction of the Supreme Court of the State of New York, County of New York. Each of the parties hereto further agrees that service of any process, summons, notice or document by United States registered mail, to such party’s respective address set forth in Section 10.1 shall be effective service of process for any action, suit or proceeding in the State of New York with respect to any matters to which it has submitted to jurisdiction in this Section 10.12. SELLER AND PURCHASER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT EITHER MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUIT OR ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. PURCHASER HEREBY CERTIFIES THAT NEITHER SELLER NOR ANY OF ITS REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SELLER WOULD NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL. FURTHER, PURCHASER ACKNOWLEDGES THAT SELLER RELIED ON THIS WAIVER OF RIGHT TO JURY TRIAL AS A MATERIAL INDUCEMENT TO SELLER TO ENTER INTO THIS AGREEMENT.

Section 10.13. Specific Performance. Each party hereto acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each party hereto agrees that, without posting bond or other undertaking, the other party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted pursuant to Section 10.12 in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

Section 10.14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

Section 10.15. Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.16. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

INTERSIL CORPORATION

By:	/s/ Richard M. Beyer
	Name:	Richard M. Beyer
	Title:	President and Chief Executive Officer

GLOBESPANVIRATA, INC.

By:	/s/ Armando Geday
	Name:	Armando Geday
	Title:	Chief Executive Officer and President